UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of May, 2005

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                    Form 40-F
                        -------                           -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                No    X
                 -----                              -----

     If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                           QUARTER:      4        YEAR:   2004
GRUPO TELEVISA, S.A.

                                     CONSOLIDATED BALANCE SHEETS
                                   AS OF DECEMBER 31, 2004 AND 2003
                                    (Thousands of Mexican Pesos)
AUDITED INFORMATION                                                                          FINAL PRINTING
----------------------------------------------------------------------------------------------------------
 REF
                           CONCEPTS                           CURRENT YEAR             PREVIOUS YEAR
                                                         -------------------------------------------------
  S                                                            Amount         %         Amount        %
----------------------------------------------------------------------------------------------------------

  1    TOTAL ASSETS                                          73,883,656       100     68,120,763      100

  2    CURRENT ASSETS                                        34,049,482        46     30,250,904       44
  3    CASH AND SHORT-TERM INVESTMENTS                       16,641,341        23     12,900,103       19
  4    ACCOUNTS AND NOTES RECEIVABLE (NET)                   11,229,979        15     11,153,437       16
  5    OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)              1,210,536         2      1,404,987        2
  6    INVENTORIES                                            4,256,670         6      4,258,701        6
  7    OTHER CURRENT ASSETS                                     710,956         1        533,676        1
  8    LONG-TERM                                              6,757,722         9      6,649,931       10
  9    ACCOUNTS AND NOTES RECEIVABLE (NET)                            0         0              0        0
  10   INVESTMENT IN SHARES OF NON-CONSOLIDATED
       SUBSIDIARIES AND ASSOCIATES                            6,551,984         9      6,412,487        9
  11   OTHER INVESTMENTS                                        205,738         0        237,444        0
  12   PROPERTY, PLANT AND EQUIPMENT (NET)                   19,159,567        26     16,410,499       24
  13   LAND AND BUILDINGS                                    12,924,641        17     12,969,896       19
  14   MACHINERY AND INDUSTRIAL EQUIPMENT                    15,547,973        21     11,991,044       18
  15   OTHER EQUIPMENT                                        2,840,211         4      2,696,774        4
  16   ACCUMULATED DEPRECIATION                              12,785,009        17     11,892,933       17
  17   CONSTRUCTION IN PROGRESS                                 631,751         1        645,718        1
  18   DEFERRED ASSETS (NET)                                  9,156,596        12      9,677,720       14
  19   OTHER ASSETS                                           4,760,289         6      5,131,709        8

  20   TOTAL LIABILITIES                                     46,279,628       100     39,165,599      100

  21   CURRENT LIABILITIES                                    8,781,977        19      5,646,098       14
  22   SUPPLIERS                                              2,135,250         5      2,539,151        6
  23   BANK LOANS                                                86,179         0        299,997        1
  24   STOCK MARKET LOANS                                     3,210,912         7              0        0
  25   TAXES PAYABLE                                          1,558,762         3      1,353,848        3
  26   OTHER CURRENT LIABILITIES                              1,790,874         4      1,453,102        4
  27   LONG-TERM LIABILITIES                                 20,860,418        45     16,212,771       41
  28   BANK LOANS                                             5,011,401        11      2,129,004        5
  29   STOCK MARKET LOANS                                    13,932,398        30     13,338,485       34
  30   OTHER LOANS                                            1,916,619         4        745,282        2
  31   DEFERRED LIABILITIES                                  16,637,233        36     15,945,557       41
  32   OTHER LIABILITIES                                              0         0      1,361,173        3

  33   CONSOLIDATED STOCKHOLDERS' EQUITY                     27,604,028       100     28,955,164      100

  34   MINORITY INTEREST                                       (120,545)        0      1,134,635        4
  35   MAJORITY INTEREST                                     27,724,573       100     27,820,529       96
  36   CONTRIBUTED CAPITAL                                   13,647,087        49     12,710,053       44
  37   CAPITAL STOCK (NOMINAL)                                2,524,174         9      1,618,060        6
  38   RESTATEMENT OF  CAPITAL STOCK                          7,046,332        26      7,015,412       24
  39   PREMIUM ON SALES OF SHARES                             4,076,581        15      4,076,581       14
  40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                     0         0              0        0
  41   EARNED CAPITAL                                        14,077,486        51     15,110,476       52
  42   RETAINED EARNINGS AND CAPITAL RESERVE                  6,763,498        25      8,127,847       28
  43   RESERVE FOR REPURCHASE  OF SHARES                      5,559,308        20      5,559,308       19
  44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK-
       HOLDERS' EQUITY                                       (2,562,063)       (9)    (2,359,974)      (8)
  45   NET INCOME FOR THE YEAR                                4,316,743        16      3,783,295       13

----------------------------------------------------------------------------------------------------------


                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                            QUARTER:      4        YEAR:   2004
GRUPO TELEVISA, S.A.

                                     CONSOLIDATED BALANCE SHEETS
                                     BREAKDOWN OF MAJOR CONCEPTS
                                     (Thousands of Mexican Pesos)
AUDITED INFORMATION                                                                           FINAL PRINTING
------------------------------------------------------------------------------------------------------------
  REF
                            CONCEPTS                           CURRENT YEAR             PREVIOUS YEAR
                                                          --------------------------------------------------
   S                                                             Amount         %         Amount         %
------------------------------------------------------------------------------------------------------------

   3    CASH AND SHORT-TERM INVESTMENTS                        16,641,341      100     12,900,103       100
  46    CASH                                                      390,525        2        391,051         3
  47    SHORT-TERM INVESTMENTS                                 16,250,816       98     12,509,052        97

  18    DEFERRED ASSETS (NET)                                   9,156,596      100      9,677,720       100
  48    DEFERRED EXPENSES (NET)                                 1,635,630       18      1,716,894        18
  49    GOODWILL                                                7,520,966       82      7,960,826        82
  50    DEFERRED TAXES                                                  0        0              0         0
  51    OTHER                                                           0        0              0         0

  21    CURRENT LIABILITIES                                     8,781,977      100      5,646,098       100
  52    FOREIGN CURRENCY LIABILITIES                            5,144,661       59      2,209,166        39
  53    MEXICAN PESOS LIABILITIES                               3,637,316       41      3,436,932        61

  24    STOCK MARKET LOANS                                      3,210,912      100              0       100
  54    COMMERCIAL PAPER                                                0        0              0         0
  55    CURRENT MATURITIES OF MEDIUM-TERM NOTES                         0        0              0         0
  56    CURRENT MATURITIES OF BONDS                             3,210,912      100              0         0

  26    OTHER CURRENT LIABILITIES                               1,790,874      100      1,453,102       100
  57    OTHER CURRENT LIABILITIES WITH COST                        70,743        4              0         0
  58    OTHER CURRENT LIABILITIES WITHOUT COST                  1,720,131       96      1,453,102       100

  27    LONG-TERM LIABILITIES                                  20,860,418      100     16,212,771       100
  59    FOREIGN CURRENCY LIABILITIES                           11,978,631       57     11,442,893        71
  60    MEXICAN PESOS LIABILITIES                               8,881,787       43      4,769,878        29

  29    STOCK MARKET LOANS                                     13,932,398      100     13,338,485       100
  61    BONDS                                                  13,932,398      100     13,338,485       100
  62    MEDIUM-TERM NOTES                                               0        0              0         0

  30    OTHER LOANS                                             1,916,619      100        745,282       100
  63    OTHER LOANS WITH COST                                   1,324,615       69              0         0
  64    OTHER LOANS WITHOUT COST                                  592,004       31        745,282       100

  31    DEFERRED LIABILITIES                                   16,637,233      100     15,945,557       100
  65    NEGATIVE GOODWILL                                               0        0              0         0
  66    DEFERRED TAXES                                          1,334,022        8      1,214,381         8
  67    OTHER                                                  15,303,211       92     14,731,176        92

  32    OTHER LIABILITIES                                               0      100      1,361,173       100
  68    RESERVES                                                        0        0              0         0
  69    OTHER LIABILITIES                                               0        0      1,361,173       100

  44    EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK-            (2,562,063)     100     (2,359,974)      100
        HOLDERS' EQUITY
  70    ACCUMULATED  MONETARY RESULT                              (31,540)      (1)       (31,540)       (1)
  71    RESULT FROM HOLDING NON-MONETARY  ASSETS               (2,530,523)     (99)    (2,328,434)      (99)

------------------------------------------------------------------------------------------------------------


                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                            QUARTER:      4        YEAR:   2004
GRUPO TELEVISA, S.A.

                                  CONSOLIDATED FINANCIAL STATEMENTS
                                          OTHER CONCEPTS
                                    (Thousands of Mexican Pesos)
AUDITED INFORMATION                                                                           FINAL PRINTING
------------------------------------------------------------------------------------------------------------
  REF
                            CONCEPTS                           CURRENT YEAR            PREVIOUS YEAR
                                                          --------------------------------------------------
   S                                                               Amount                  Amount
------------------------------------------------------------------------------------------------------------

  72    WORKING CAPITAL                                        25,267,505              24,604,806
  73    PENSIONS  AND SENIORITY PREMIUMS                        1,142,468                       0
  74    EXECUTIVES (*)                                                 36                      36
  75    EMPLOYEES (*)                                              14,104                  12,248
  76    WORKERS (*)                                                     0                       0
  77    OUTSTANDING SHARES (*)                            341,637,582,351           8,753,603,425
  78    REPURCHASED SHARES (*)                             27,635,788,050             714,944,534

------------------------------------------------------------------------------------------------------------
    (*) THESE CONCEPTS ARE STATED IN UNITS


                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                               QUARTER:      4        YEAR:   2004
GRUPO TELEVISA, S.A.

                                  CONSOLIDATED STATEMENTS OF INCOME
                           FROM JANUARY 1 THROUGH DECEMBER 31, 2004 AND 2003
                                   (Thousands of Mexican Pesos)
AUDITED INFORMATION                                                                              FINAL PRINTING
---------------------------------------------------------------------------------------------------------------
  REF
                              CONCEPTS                            CURRENT YEAR             PREVIOUS YEAR
                                                             --------------------------------------------------
   R                                                                Amount         %         Amount         %
---------------------------------------------------------------------------------------------------------------

   1    NET SALES                                                 29,314,253      100      24,786,332      100
   2    COST OF SALES                                             16,423,521       56      14,785,713       60
   3    GROSS PROFIT                                              12,890,732       44      10,000,619       40
   4    OPERATING EXPENSES                                         4,332,896       15       3,640,849       15
   5    OPERATING INCOME                                           8,557,836       29       6,359,770       26
   6    INTEGRAL FINANCING COST                                    1,516,158        5         646,426        3
   7    INCOME AFTER INTEGRAL FINANCING COST                       7,041,678       24       5,713,344       23
   8    OTHER FINANCIAL OPERATIONS                                   910,247        3       1,262,821        5
   9    INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
        SHARING                                                    6,131,431       21       4,450,523       18
  10    PROVISION FOR TAXES AND EMPLOYEES' PROFIT
        SHARING                                                    1,176,341        4         756,830        3
  11    NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
        SHARING                                                    4,955,090       17       3,693,693       15
  12    SHARE IN NET INCOME OF NON-CONSOLIDATED
        SUBSIDIARIES AND ASSOCIATES                                  614,994        2          29,756        0
  13    CONSOLIDATED NET INCOME OF CONTINUING
        OPERATIONS                                                 5,570,084       19       3,723,449       15
  14    INCOME FROM DISCONTINUED OPERATIONS                                0        0          67,487        0
  15    CONSOLIDATED NET INCOME BEFORE
        EXTRAORDINARY ITEMS                                        5,570,084       19       3,655,962       15
  16    EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                          0        0               0        0
  17    CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET              1,021,590        3               0        0
  18    NET CONSOLIDATED INCOME                                    4,548,494       16       3,655,962       15
  19    NET INCOME OF MINORITY INTEREST                              231,751        1        (127,333)      (1)
  20    NET INCOME OF MAJORITY INTEREST                            4,316,743       15       3,783,295       15

---------------------------------------------------------------------------------------------------------------


                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                               QUARTER:      4       YEAR:   2004
GRUPO TELEVISA, S.A.

                                   CONSOLIDATED STATEMENTS OF INCOME
                                       BREAKDOWN OF MAIN CONCEPTS
                                     (Thousands of Mexican Pesos)
AUDITED INFORMATION                                                                            FINAL PRINTING
-------------------------------------------------------------------------------------------------------------
  REF
                              CONCEPTS                            CURRENT YEAR            PREVIOUS YEAR
                                                              -----------------------------------------------
   R                                                                Amount         %        Amount        %
-------------------------------------------------------------------------------------------------------------

   1    NET SALES                                                29,314,253       100    24,786,332      100
  21    DOMESTIC                                                 24,803,269        85    20,471,449       83
  22    FOREIGN                                                   4,510,984        15     4,314,883       17
  23    TRANSLATED INTO DOLLARS (***)                               404,609         1       365,431        1

   6    INTEGRAL FINANCING COST                                   1,516,158       100       646,426      100
  24    INTEREST EXPENSE                                          1,923,275       127     1,300,620      201
  25    FOREIGN EXCHANGE LOSS                                        92,109         6             0        0
  26    INTEREST INCOME                                             656,511        43       683,626      106
  27    FOREIGN EXCHANGE GAIN                                             0         0       203,392       31
  28    RESULT FROM MONETARY POSITION                               (14,824)       (1)       86,261       13
  42    LOSS ON RESTATEMENT OF UDIS                                 172,109        11       146,563       23
  43    GAIN ON RESTATEMENT OF UDIS                                       0         0             0        0

   8    OTHER FINANCIAL OPERATIONS                                  910,247       100     1,262,821      100
  29    OTHER EXPENSE (INCOME) NET                                  910,247       100     1,262,821      100
  30    (GAIN) LOSS ON SALE OF OWN SHARES                                 0         0             0        0
  31    (GAIN) LOSS ON SALE OF SHORT-TERM INVESTMENTS                     0         0             0        0

  10    PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING         1,176,341       100       756,830      100
  32    INCOME TAX                                                  597,463        51     1,100,324      145
  33    DEFERRED INCOME TAX                                         572,359        49      (349,305)     (46)
  34    EMPLOYEES' PROFIT SHARING                                     6,519         1         5,811        1
  35    DEFERRED EMPLOYEES' PROFIT SHARING                                0         0             0        0

-------------------------------------------------------------------------------------------------------------
  (***) THOUSANDS OF DOLLARS


                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                       QUARTER:     4     YEAR:   2004
GRUPO TELEVISA, S.A.

                                 CONSOLIDATED STATEMENTS OF INCOME
                                          OTHER CONCEPTS
                                    (Thousands of Mexican Pesos)
AUDITED INFORMATION                                                                 FINAL PRINTING
--------------------------------------------------------------------------------------------------
  REF
                            CONCEPTS                         CURRENT YEAR        PREVIOUS YEAR
                                                          ----------------------------------------
   R                                                              Amount              Amount
--------------------------------------------------------------------------------------------------

  36    TOTAL SALES                                             31,174,116          26,784,658
  37    TAX RESULT FOR THE YEAR                                    208,161                   0
  38    NET SALES (**)                                          29,314,253          24,786,332
  39    OPERATING INCOME (**)                                    8,557,836           6,359,770
  40    NET INCOME OF MAJORITY INTEREST (**)                     4,316,743           3,783,295
  41    NET CONSOLIDATED INCOME (**)                             4,548,494           3,655,962

--------------------------------------------------------------------------------------------------
  (**)  RESTATED INFORMATION FOR THE LAST TWELVE MONTHS


                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                QUARTER:      4        YEAR:   2004
GRUPO TELEVISA, S.A.

                            QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                         FROM OCTOBER 1 THROUGH DECEMBER 31, 2004 AND 2003
                                  (Thousands of Mexican Pesos)
AUDITED INFORMATION                                                                              FINAL PRINTING
---------------------------------------------------------------------------------------------------------------
  REF
                              CONCEPTS                            CURRENT YEAR             PREVIOUS YEAR
                                                             --------------------------------------------------
   R                                                                Amount         %          Amount        %
---------------------------------------------------------------------------------------------------------------

   1    NET SALES                                                  8,414,103      100       7,389,601      100
   2    COST OF SALES                                              4,383,090       52       4,339,285       59
   3    GROSS PROFIT                                               4,031,013       48       3,050,316       41
   4    OPERATING EXPENSES                                         1,189,919       14         981,436       13
   5    OPERATING INCOME                                           2,841,094       34       2,068,880       28
   6    INTEGRAL FINANCING COST                                      453,174        5         225,727        3
   7    INCOME AFTER INTEGRAL FINANCING COST                       2,387,920       28       1,843,153       25
   8    OTHER FINANCIAL OPERATIONS                                    61,324        1         884,505       12
   9    INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
        SHARING                                                    2,326,596       28         958,648       13
  10    PROVISION FOR TAXES AND EMPLOYEES' PROFIT
        SHARING                                                      372,213        4         (45,056)      (1)
  11    NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
        SHARING                                                    1,954,383       23       1,003,704       14
  12    SHARE IN NET INCOME OF NON-CONSOLIDATED
        SUBSIDIARIES AND ASSOCIATES                                   51,358        1         354,445        5
  13    CONSOLIDATED NET INCOME OF CONTINUING
        OPERATIONS                                                 2,005,741       24       1,358,149       18
  14    INCOME FROM DISCONTINUED OPERATIONS                                0        0          67,487        1
  15    CONSOLIDATED NET INCOME BEFORE
        EXTRAORDINARY ITEMS                                        2,005,741       24       1,290,662       17
  16    EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                          0        0               0        0
  17    CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                 (5,145)       0               0        0
  18    NET CONSOLIDATED INCOME                                    2,010,886       24       1,290,662       17
  19    NET INCOME OF MINORITY INTEREST                              173,449        2        (122,408)      (2)
  20    NET INCOME OF MAJORITY INTEREST                            1,837,437       22       1,413,070       19

---------------------------------------------------------------------------------------------------------------


                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                             QUARTER:      4        YEAR:   2004
GRUPO TELEVISA, S.A.

                            QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                    BREAKDOWN OF MAIN CONCEPTS
                                   (Thousands of Mexican Pesos)
AUDITED INFORMATION                                                                           FINAL PRINTING
------------------------------------------------------------------------------------------------------------
  REF
                              CONCEPTS                            CURRENT YEAR           PREVIOUS YEAR
                                                             -----------------------------------------------
   R                                                                Amount        %        Amount        %
------------------------------------------------------------------------------------------------------------

   1    NET SALES                                                 8,414,103      100     7,389,601      100
  21    DOMESTIC                                                  7,464,099       89     6,208,738       84
  22    FOREIGN                                                     950,004       11     1,180,863       16
  23    TRANSLATED INTO DOLLARS (***)                                97,541        1        99,129        1

   6    INTEGRAL FINANCING COST                                     453,174      100       225,727      100
  24    INTEREST EXPENSE                                            627,414      138       336,894      149
  25    FOREIGN EXCHANGE LOSS                                        71,732       16             0        0
  26    INTEREST INCOME                                             184,850       41       133,744       59
  27    FOREIGN EXCHANGE GAIN                                             0        0        89,428       40
  28    RESULT FROM MONETARY POSITION                              (122,828)     (27)       47,648       21
  42    LOSS ON RESTATEMENT OF UDIS                                  61,706       14        64,357       29
  43    GAIN ON RESTATEMENT OF UDIS                                       0        0             0        0

   8    OTHER FINANCIAL OPERATIONS                                   61,324      100       884,505      100
  29    OTHER EXPENSE (INCOME) NET                                   61,324      100       884,505      100
  30    (GAIN) LOSS ON SALE OF OWN SHARES                                 0        0             0        0
  31    (GAIN) LOSS ON SALE OF SHORT-TERM INVESTMENTS                     0        0             0        0

  10    PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING           372,213      100       (45,056)    (100)
  32    INCOME TAX                                                  191,834       52       (67,965)    (151)
  33    DEFERRED INCOME TAX                                         178,016       48        21,575       48
  34    EMPLOYEES' PROFIT SHARING                                     2,363        1         1,334        3
  35    DEFERRED EMPLOYEES' PROFIT SHARING                                0        0             0        0

------------------------------------------------------------------------------------------------------------
  (***) THOUSANDS OF DOLLARS


                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                             QUARTER:      4        YEAR:   2004
GRUPO TELEVISA, S.A.

                      CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                          FROM JANUARY 1 THROUGH DECEMBER 31, 2004 AND 2003
                                   (Thousands of Mexican Pesos)
AUDITED INFORMATION                                                                           FINAL PRINTING
------------------------------------------------------------------------------------------------------------
  REF
                            CONCEPTS                           CURRENT YEAR            PREVIOUS YEAR
                                                          --------------------------------------------------
   C                                                               Amount                  Amount
------------------------------------------------------------------------------------------------------------

   1    CONSOLIDATED NET INCOME                                 4,548,494               3,655,962
   2    + (-) ITEMS ADDED TO INCOME WHICH DO NOT
         REQUIRE USING RESOURCES                                3,451,080               1,609,883
   3    RESOURCES FROM NET INCOME FOR THE YEAR                  7,999,574               5,265,845
   4    RESOURCES FROM CHANGE IN WORKING CAPITAL                 (236,797)              1,511,112
   5    RESOURCES PROVIDED BY (USED FOR) OPERATING
        ACTIVITIES                                              7,762,777               6,776,957
   6    CASH FLOW FROM EXTERNAL FINANCING                       1,780,193                (492,713)
   7    CASH FLOW FROM INTERNAL FINANCING                      (4,102,740)             (1,187,761)
   8    RESOURCES PROVIDED BY (USED FOR) FINANCING
        ACTIVITIES                                             (2,322,547)             (1,680,474)
   9    RESOURCES PROVIDED BY (USED FOR) INVESTMENT
        ACTIVITIES                                             (2,166,851)             (1,806,839)
  10    NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
        INVESTMENTS                                             3,273,379               3,289,644
  11    CASH AND SHORT-TERM INVESTMENTS AT THE
        BEGINNING OF PERIOD                                    13,367,962               9,610,459
  12    CASH AND SHORT-TERM INVESTMENTS AT THE END
        OF PERIOD                                              16,641,341              12,900,103

------------------------------------------------------------------------------------------------------------


                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                               QUARTER:      4        YEAR:   2004
GRUPO TELEVISA, S.A.

                        CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                      BREAKDOWN OF MAIN CONCEPTS
                                     (Thousands of Mexican Pesos)
AUDITED INFORMATION                                                                             FINAL PRINTING
--------------------------------------------------------------------------------------------------------------
  REF
                             CONCEPTS                            CURRENT YEAR            PREVIOUS YEAR
                                                            --------------------------------------------------
   C                                                                Amount                   Amount
--------------------------------------------------------------------------------------------------------------

   2    + (-) ITEMS ADDED TO INCOME WHICH DO NOT
        REQUIRE USING RESOURCES                                  3,451,080                1,609,883
  13    DEPRECIATION AND AMORTIZATION FOR THE YEAR               2,075,004                1,604,412
  14    + (-) NET INCREASE (DECREASE) IN PENSIONS
        AND SENIORITY PREMIUMS                                           0                        0
  15    + (-) NET LOSS (GAIN) IN FOREIGN EXCHANGE                        0                        0
  16    + (-) NET LOSS (GAIN) IN ASSETS AND LIABILITIES
        RESTATEMENT                                                      0                        0
  17    + (-) OTHER ITEMS                                                0                        0
  40    + (-) OTHER NON-EBITDA ITEMS                             1,376,076                    5,471

   4    RESOURCES FROM CHANGE IN WORKING CAPITAL                  (236,797)               1,511,112
  18    + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE            69,320                 (760,692)
  19    + (-) DECREASE (INCREASE) IN INVENTORIES                   203,394                  543,097
  20    + (-) DECREASE (INCREASE) IN OTHER ACCOUNTS
        RECEIVABLE                                                (332,218)                 (53,563)
  21    + (-) INCREASE (DECREASE) IN SUPPLIERS                    (605,452)                 100,870
  22    + (-) INCREASE (DECREASE) IN OTHER LIABILITIES             428,159                1,681,400

   6    CASH FLOW FROM EXTERNAL FINANCING                        1,780,193                 (492,713)
  23    + SHORT-TERM BANK AND STOCK MARKET FINANCING                     0                        0
  24    + LONG-TERM BANK AND STOCK MARKET FINANCING              4,174,460                1,429,550
  25    + DIVIDEND RECEIVED                                              0                        0
  26    + OTHER FINANCING                                       (1,008,249)                       0
  27    (-) BANK FINANCING AMORTIZATION                         (1,386,018)                (239,008)
  28    (-) STOCK MARKET FINANCING AMORTIZATION                          0                 (757,810)
  29    (-) OTHER FINANCING AMORTIZATION                                 0                 (925,445)

   7    CASH FLOW FROM INTERNAL FINANCING                       (4,102,740)              (1,187,761)
  30    + (-) INCREASE (DECREASE) IN CAPITAL STOCK                       0                        0
  31    (-) DIVIDENDS PAID                                      (3,981,377)                (601,555)
  32    + PREMIUM ON SALE OF SHARES                                      0                        0
  33    + CONTRIBUTION FOR FUTURE CAPITAL INCREASES               (121,363)                (586,206)

   9    RESOURCES PROVIDED BY (USED FOR) INVESTMENT
        ACTIVITIES                                              (2,166,851)              (1,806,839)
  34    + (-) DECREASE (INCREASE) IN  PERMANENT INVESTMENTS       (202,893)                 (76,450)
  35    (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT        (2,026,979)              (1,106,840)
  36    (-) INCREASE IN CONSTRUCTION IN PROGRESS                         0                        0
  37    + SALE OF OTHER PERMANENT INVESTMENTS                            0                        0
  38    + SALE OF TANGIBLE FIXED ASSETS                            148,543                  435,958
  39    + (-) OTHER ITEMS                                          (85,522)              (1,059,507)

--------------------------------------------------------------------------------------------------------------


                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                             QUARTER:      4        YEAR:   2004
GRUPO TELEVISA, S.A.

                                                RATIOS
                                             CONSOLIDATED
AUDITED INFORMATION                                                                           FINAL PRINTING
------------------------------------------------------------------------------------------------------------
  REF
                            CONCEPTS                              CURRENT YEAR            PREVIOUS YEAR
   P
------------------------------------------------------------------------------------------------------------

        YIELD
   1    NET INCOME TO NET SALES                                     15.52     %             14.75     %
   2    NET INCOME TO STOCKHOLDERS' EQUITY (**)                     15.57     %             13.60     %
   3    NET INCOME TO TOTAL ASSETS (**)                              6.16     %              5.37     %
   4    CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                   0.00     %              0.00     %
   5    RESULT FROM MONETARY POSITION TO NET INCOME                  0.33     %             (2.36)    %

        ACTIVITY
   6    NET SALES TO NET ASSETS (**)                                 0.40  times             0.36  times
   7    NET SALES TO FIXED ASSETS (**)                               1.53  times             1.51  times
   8    INVENTORIES TURNOVER (**)                                    3.86  times             3.47  times
   9    ACCOUNTS RECEIVABLE IN DAYS OF SALES                          120  days               141  days
  10    PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)            8.14     %              8.25     %

        LEVERAGE
  11    TOTAL LIABILITIES TO TOTAL ASSETS                           62.64     %             57.49     %
  12    TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                    1.68  times             1.35  times
  13    FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES           37.00     %             34.86     %
  14    LONG-TERM LIABILITIES TO FIXED ASSETS                      108.88     %             98.80     %
  15    OPERATING INCOME TO INTEREST PAID                            4.45  times             4.89  times
  16    NET SALES TO TOTAL LIABILITIES (**)                          0.63  times             0.63  times

        LIQUIDITY
  17    CURRENT ASSETS TO CURRENT LIABILITIES                        3.88  times             5.36  times
  18    CURRENT ASSETS LESS INVENTORY TO CURRENT
        LIABILITIES                                                  3.39  times             4.60  times
  19    CURRENT ASSETS TO TOTAL LIABILITIES                          0.74  times             0.77  times
  20    AVAILABLE ASSETS TO CURRENT LIABILITIES                    189.49     %            228.48     %

        CASH FLOW
  21    RESOURCES FROM NET INCOME TO NET SALES                      27.29     %             21.24     %
  22    RESOURCES FROM CHANGES IN WORKING CAPITAL
        TO NET SALES                                                (0.81)    %              6.10     %
  23    RESOURCES GENERATED (USED) IN OPERATING TO
        INTEREST PAID                                                4.04  times             5.21  times
  24    EXTERNAL FINANCING TO RESOURCES PROVIDED BY
        (USED FOR) FINANCING                                       (76.65)    %             29.32     %
  25    INTERNAL FINANCING TO RESOURCES PROVIDED BY
        (USED FOR) FINANCING                                       176.65     %             70.68     %
  26    ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
        TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT
        ACTIVITIES                                                  93.54     %             61.26     %

------------------------------------------------------------------------------------------------------------
  (**) RATIOS TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS


                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                       QUARTER:     4      YEAR:   2004
GRUPO TELEVISA, S.A.

                                           DATA PER SHARE
                                  CONSOLIDATED FINANCIAL STATEMENT
AUDITED INFORMATION                                                                  FINAL PRINTING
---------------------------------------------------------------------------------------------------
  REF
                            CONCEPTS                        CURRENT YEAR        PREVIOUS YEAR
                                                          -----------------------------------------
   D                                                          AMOUNT               AMOUNT
---------------------------------------------------------------------------------------------------

   1    BASIC PROFIT PER ORDINARY SHARE (**)               $     .01            $     .43
   2    BASIC PROFIT PER PREFERRED SHARE (**)              $     .00            $     .43
   3    DILUTED PROFIT PER ORDINARY SHARE (**)             $     .00            $     .00
   4    CONTINUING OPERATING PROFIT PER COMMON
        SHARE (**)                                         $     .02            $     .42
   5    EFFECT OF DISCONTINUED OPERATION ON
        CONTINUING OPERATING PROFIT PER SHARE (**)         $     .00            $    (.01)
   6    EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
        CONTINUING OPERATING PROFIT PER SHARE (**)         $     .00            $     .00
   7    EFFECT OF CHANGES IN ACCOUNTING POLICIES ON
        CONTINUING OPERATING PROFIT PER SHARE (**)         $     .00            $     .00
   8    CARRYING VALUE PER SHARE                           $     .08            $    3.18
   9    CASH DIVIDEND ACCUMULATED PER SHARE                $     .42            $     .07
  10    DIVIDEND IN SHARES PER SHARE                             .10  shares          .00  shares
  11    MARKET PRICE TO CARRYING VALUE                          3.54  times          2.35  times
  12    MARKET PRICE TO BASIC PROFIT PER ORDINARY
        SHARE (**)                                             23.00  times         17.41  times
  13    MARKET PRICE TO BASIC PROFIT PER PREFERRED
        SHARE (**)                                               .00  times         17.30  times

---------------------------------------------------------------------------------------------------
  (**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS


                              MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                     QUARTER:   4     YEAR:   2004
GRUPO TELEVISA, S.A.

                          FINANCIAL STATEMENT NOTES (1)

                                                                  CONSOLIDATED
AUDITED INFORMATION                                             FINAL PRINTING
-------------------------------------------------------------------------------
     CONSOLIDATED FINANCIAL STATEMENTS - BREAKDOWN OF MAIN CONCEPTS

     LINE S53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE FOURTH QUARTER OF 2004, LIABILITIES IN FOREIGN CURRENCY (TAXES PAYABLE) FOR AN AMOUNT OF PS.49,936, WHICH CANNOT BE PRESENTED IN LINE S52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DOES NOT ALLOW A RELATED VALIDATION WITH ANNEX 5 (ANALYSIS OF CREDITS).

     STATEMENT OF CHANGES

     THE LINE C11 "CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD" INCLUDES PS.467,859 OF CASH RELATED TO THE INITIAL EFFECT OF CONSOLIDATING INNOVA.

     STATEMENT OF CHANGES - ANALYSIS OF MAJOR CONCEPTS

     LINE C33 "CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES" INCLUDES PS.586,189 OF RESALE OF SHARES REPURCHASED PS.(815,422) OF REPURCHASE OF SHARES AND PS.107,870 OF ADDITIONAL PAID-IN CAPITAL.

     THIS PRESENTATION WAS MADE AS DISCLOSED ABOVE DUE TO THE FACT THAT THE CURRENT FORMAT FOR THE STATEMENT OF CHANGES IN FINANCIAL POSITION IS RESTRICTED TO CERTAIN STANDARD CONCEPTS.

     RATIOS CONSOLIDATED

     LINE P08 "INVENTORIES TURNOVER" INCLUDES CURRENT TRANSMISSION RIGHTS AND PROGRAMMING.





------------------------------------------------------------------------------

     (1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.


                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                       QUARTER:     4      YEAR:   2004
GRUPO TELEVISA, S.A.
                                   ANALYSIS OF PAID CAPITAL STOCK
                                    CHARACTERISTICS OF THE SHARES
                                                                                       CONSOLIDATED
AUDITED INFORMATION                                                                  FINAL PRINTING
------------------------------------------------------------------------------------------------------------------
                                                                                        CAPITAL STOCK
                                 NUMBER OF SHARES                                 (Thousands of Mexican Pesos)
                                 ---------------------------------------------------------------------------------
          NOMINAL      VALID         FIXED       VARIABLE                        FREE
 SERIES    VALUE      COUPON        PORTION       PORTION      MEXICAN       SUBSCRIPTION       FIXED    VARIABLE
------------------------------------------------------------------------------------------------------------------
A                           0    114,608,385,240            114,608,385,240                     852,636
------------------------------------------------------------------------------------------------------------------
B                           0     54,289,618,459             54,289,618,459                     411,974
------------------------------------------------------------------------------------------------------------------
D                           0     86,369,789,326             86,369,789,326                     629,782
------------------------------------------------------------------------------------------------------------------
L                           0     86,369,789,326                              86,369,789,326    629,782
------------------------------------------------------------------------------------------------------------------
TOTAL                            341,637,582,351      0     255,267,793,025   86,369,789,326  2,524,174      0
------------------------------------------------------------------------------------------------------------------


TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE THE INFORMATION WAS SENT:

     341,637,582,351

SHARES REPRESENTED BY:

CPOS:    117 SHARES (25 SERIES A, 22 SERIES B, 35 SERIES D AND 35 SERIES L)
UNITS:   0
ADRSS:   0
GDRSS:   0
ADSS:    0

GDSS:   TWENTY CPOS

                             SHARES REPURCHASED

                                       MARKET VALUE OF EACH SHARE
             NUMBER OF           AT REPURCHASE              AT END OF THE
  SERIES      SHARES             AVERAGE PRICE              QUARTER PRICE
  -----------------------------------------------------------------------
     A    10,127,858,935             0.18353                     0.28760
     B     5,980,064,337             0.18353                     0.28760
     D     5,763,932,389             0.18353                     0.28760
     L     5,763,932,389             0.18353                     0.28760


NOTES:

     THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES
     REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

                           MEXICAN STOCK EXCHANGE



STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.




 DECLARATION OF THE REGISTRANT'S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

     WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT'S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.






     ---------------------------             -------------------------------
       EMILIO AZCARRAGA JEAN                      SALVI FOLCH VIADERO
     PRESIDENT AND CHIEF EXECUTIVE               CHIEF FINANCIAL OFFICER
              OFFICER








                       MEXICO, D.F., APRIL 29, 2005

                      MEXICAN STOCK EXCHANGE ("BMV")

STOCK EXCHANGE CODE:     TLEVISA                             DATE:   5/4/2005
GRUPO TELEVISA, S.A.

GENERAL DATA OF ISSUER
------------------------------------------------------------------------------

COMPANY'S NAME:              GRUPO TELEVISA, S.A.
ADDRESS:                     AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-20-00
FAX:                         5261-24-94
INTERNET ADDRESS:            www.televisa.com.mx
                             -------------------
TAX DATA OF THE ISSUER
------------------------------------------------------------------------------
COMPANY TAX CODE:            GTE901219GK3
ADDRESS:                     AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.

RESPONSIBLE FOR PAYMENT
------------------------------------------------------------------------------
NAME:                        C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-25-77
FAX:                         5261-20-43
E-MAIL:                      rglima@televisa.com.mx
                             ----------------------
EXECUTIVES' DATA
------------------------------------------------------------------------------
BMV POSITION:                CHAIRMAN OF THE BOARD
POSITION:                    CHAIRMAN OF THE BOARD
NAME:                        SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                     AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                DOCTORES
ZIP CODE:                    06724
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5709-42-89
FAX:                         5709-39-88
E-MAIL:                      emilio@televisa.com.mx
                             ----------------------
------------------------------------------------------------------------------
BMV POSITION:                GENERAL DIRECTOR
POSITION:                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:                        SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                     AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                DOCTORES
ZIP CODE:                    06724
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5709-42-89
FAX:                         5709-39-88
E-MAIL:                      emilio@televisa.com.mx
                             ----------------------
------------------------------------------------------------------------------
BMV POSITION:                FINANCE DIRECTOR
POSITION:                    CHIEF FINANCIAL OFFICER
NAME:                        LIC. SALVI  FOLCH VIADERO
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-25-80
FAX:                         5261-20-39
E-MAIL:                      sfolch@televisa.com.mx
                             ----------------------
------------------------------------------------------------------------------
BMV POSITION:                RESPONSIBLE FOR SENDING CORPORATE INFORMATION
                             THROUGH EMISNET
POSITION:                    DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:                        C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-25-77
FAX:                         5261-20-43
E-MAIL:                      rglima@televisa.com.mx
                             ----------------------
------------------------------------------------------------------------------
BMV POSITION:                RESPONSIBLE FOR SENDING SHARE REPURCHASE
                             INFORMATION THROUGH EMISNET
POSITION:                    VICE PRESIDENT  OF CORPORATE FINANCE
NAME:                        LIC. ALEXANDRE MOREIRA PENNA
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-24-58
FAX:                         5261-25-24
E-MAIL:                      apenna@televisa.com.mx
                             ----------------------
------------------------------------------------------------------------------
BMV POSITION:                RESPONSIBLE FOR LEGAL MATTERS
POSITION:                    VICE PRESIDENT - LEGAL AND GENERAL COUNSEL OF
                             GRUPO TELEVISA
NAME:                        LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-25-85
FAX:                         5261-25-46
E-MAIL:                      jmijares@televisa.com.mx
                             ------------------------
------------------------------------------------------------------------------
BMV POSITION:                SECRETARY OF THE BOARD OF DIRECTORS
POSITION:                    EXTERNAL GENERAL COUNSEL
NAME:                        LIC. RICARDO MALDONADO YANEZ
ADDRESS:                     MONTES URALES # 505, PISO 3
NEIGHBORHOOD:                LOMAS DE CHAPULTEPEC
ZIP CODE:                    11000
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5201-74-47
FAX:                         5520-10-65
E-MAIL:                      rmaldonado@macf.com.mx
                             ----------------------
------------------------------------------------------------------------------
BMV POSITION:                PROSECRETARY OF THE BOARD OF DIRECTORS
POSITION:                    COUNSEL OF THE PRESIDENT
NAME:                        LIC. JULIO BARBA HURTADO
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 2
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-24-23
FAX:
E-MAIL:                      jbarbah@televisa.com.mx
                             -----------------------
------------------------------------------------------------------------------
BMV POSITION:                RESPONSIBLE FOR INFORMATION TO INVESTORS
POSITION:                    DIRECTOR OF INVESTOR RELATIONS
NAME:                        LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-24-46
FAX:                         5261-24-94
E-MAIL:                      mboyance@televisa.com.mx
                             ------------------------
------------------------------------------------------------------------------
BMV POSITION:                RESPONSIBLE FOR SENDING INFORMATION THROUGH
                             EMISNET
POSITION:                    SECRETARY OF THE BOARD OF DIRECTORS
NAME:                        LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-25-85
FAX:                         5261-25-46
E-MAIL:                      jmijares@televisa.com.mx
                             ------------------------
------------------------------------------------------------------------------
BMV POSITION:                RESPONSIBLE FOR SENDING RELEVANT EVENTS THROUGH
                             EMISNET
POSITION:                    DIRECTOR OF INVESTOR RELATIONS
NAME:                        LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-24-46
FAX:                         5261-24-94
E-MAIL:                      mboyance@televisa.com.mx
                             ------------------------

                      MEXICAN STOCK EXCHANGE ("BMV")

STOCK EXCHANGE CODE:    TLEVISA                           DATE:    5/4/2005
GRUPO TELEVISA, S.A.

BOARD OF DIRECTORS
------------------------------------------------------------------------------

POSITION :     PRESIDENT(S)

NAME :         EMILIO FERNANDO AZCARRAGA JEAN

------------------------------------------------------------------------------
POSITION :     VICE PRESIDENT(S)

NAME :         MARIA ASUNCION ARAMBURUZABALA LARREGUI

------------------------------------------------------------------------------
POSITION :     DIRECTOR(S)

NAME :         PEDRO ASPE ARMELLA
NAME :         ALBERTO BAILLERES GONZALEZ
NAME :         JULIO BARBA HURTADO
NAME :         JOSE ANTONIO BASTON PATINO
NAME :         MANUEL JORGE CUTILLAS COVANI
NAME :         ALFONSO DE ANGOITIA NORIEGA
NAME :         CARLOS FERNANDEZ GONZALEZ
NAME :         BERNARDO GOMEZ MARTINEZ
NAME :         CLAUDIO X. GONZALEZ LAPORTE
NAME :         ROBERTO HERNANDEZ RAMIREZ
NAME :         ENRIQUE KRAUZE KLEINBORT
NAME :         GERMAN LARREA MOTA VELAZCO
NAME :         GILBERTO PEREZALONSO CIFUENTES
NAME :         ALEJANDRO QUINTERO INIGUEZ
NAME :         FERNANDO SENDEROS MESTRE
NAME :         ENRIQUE FRANCISCO J. SENIOR HERNANDEZ
NAME :         CARLOS SLIM DOMIT
NAME :         LORENZO H. ZAMBRANO TREVINO

------------------------------------------------------------------------------
POSITION :     ALTERNATE DIRECTOR(S)

NAME :         HERBERT ALLEN III
NAME :         JUAN PABLO ANDRADE FRICH
NAME :         LUCRECIA ARAMBURUZABALA LARREGUI
NAME :         FELIX ARAUJO RAMIREZ
NAME :         MAXIMILIANO ARTEAGA CARLEBACH
NAME :         JOAQUIN BALCARCEL SANTA CRUZ
NAME :         JUAN FERNANDO CALVILLO ARMENDARIZ
NAME :         RAFAEL CARABIAS PRINCIPE
NAME :         FRANCISCO JOSE CHEVEZ ROBELO
NAME :         JOSE LUIS FERNANDEZ FERNANDEZ
NAME :         SALVI FOLCH VIADERO
NAME :         LEOPOLDO GOMEZ GONZALEZ BLANCO
NAME :         JOSE HEREDIA BRETON
NAME :         JOSE ANTONIO LARA DEL OLMO
NAME :         JORGE LUTTEROTH ECHEGOYEN
NAME :         JUAN SEBASTIAN MIJARES ORTEGA
NAME :         ALBERTO MONTIEL CASTELLANOS
NAME :         RAUL MORALES MEDRANO
NAME :         ALEXANDRE MOREIRA PENNA DA SILVA
NAME :         GUILLERMO NAVA GOMEZ-TAGLE

------------------------------------------------------------------------------
POSITION :     STATUTORY AUDITOR(S)

NAME :         MARIO SALAZAR ERDMANN

------------------------------------------------------------------------------
POSITION :     ALTERNATE STATUTORY AUDITOR(S)

NAME :         JOSE MIGUEL ARRIETA MENDEZ

------------------------------------------------------------------------------
POSITION :     SECRETARY(IES) OF THE BOARD

NAME :         RICARDO MALDONADO YANEZ

------------------------------------------------------------------------------
POSITION :     ALTERNATE SECRETARY(IES) OF THE BOARD

NAME :         JULIO BARBA HURTADO

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                   QUARTER: 4       YEAR:  2004
GRUPO TELEVISA, S.A.

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                           RESULTS OF OPERATIONS


                                  ANNEX 1
                                                               CONSOLIDATED
AUDITED INFORMATION                                          FINAL PRINTING

---------------------------------------------------------------------------

MEXICO CITY, MAY 2, 2005 - GRUPO TELEVISA, S.A. ("TELEVISA" OR "THE COMPANY"; NYSE:TV; BMV: TLEVISA CPO) TODAY ANNOUNCED AUDITED RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2004. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP AND ARE ADJUSTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2004. EFFECTIVE APRIL 1, 2004, WE BEGAN CONSOLIDATING SKY MEXICO INTO OUR FINANCIAL STATEMENTS. IN ADDITION, DURING THE FOURTH QUARTER OF 2004, WE AMENDED CERTAIN AGREEMENTS IN OUR PUBLISHING DISTRIBUTION SEGMENT, WHICH RESULTED IN A CHANGE IN THE ACCOUNTING FOR NET SALES AND COSTS OF GOODS SOLD (FOR FURTHER INFORMATION SEE "PUBLISHING DISTRIBUTION").

NET SALES

NET SALES INCREASED 18.3% TO PS.29,314.3 MILLION IN 2004 COMPARED WITH PS.24,786.3 MILLION IN 2003. THIS INCREASE WAS ATTRIBUTABLE TO THE CONSOLIDATION OF SKY MEXICO INTO OUR FINANCIAL STATEMENTS BEGINNING IN 2004'S SECOND QUARTER AND REVENUE GROWTH IN MOST OF OUR BUSINESS UNITS, PARTIALLY OFFSET BY A DECREASE IN SALES OF OUR PUBLISHING DISTRIBUTION SEGMENT DUE TO AN ACCOUNTING CHANGE.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION ("OIBDA") INCREASED 33.5% TO PS.10,632.8 MILLION IN 2004 COMPARED WITH PS.7,964.2 IN 2003. THIS INCREASE REFLECTS THE CONSOLIDATION OF SKY MEXICO INTO OUR FINANCIAL STATEMENTS BEGINNING IN 2004'S SECOND QUARTER AND HIGHER SALES IN MOST OF OUR BUSINESS UNITS, WHICH WERE PARTIALLY OFFSET BY INCREASED COST OF SALES AND OPERATING EXPENSES. OIBDA MARGIN EXPANDED TO 36.3% IN 2004 COMPARED WITH 32.1% REPORTED IN 2003. THIS INCREASE REFLECTS AN OIBDA MARGIN GROWTH IN ALL OF OUR BUSINESS UNITS AND THE ACCOUNTING CHANGE IN OUR PUBLISHING DISTRIBUTION SEGMENT. IN ADDITION, OPERATING INCOME ROSE 34.6% TO PS.8,557.8 MILLION IN 2004 COMPARED WITH PS.6,359.8 MILLION REPORTED LAST YEAR.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS PS.2,075.0 MILLION IN 2004 AND PS.1,604.4 MILLION IN 2003.

NET INCOME

NET INCOME INCREASED 14.1% TO PS.4,316.7 MILLION IN 2004 COMPARED WITH PS.3,783.3 MILLION IN 2003. THE NET INCREASE OF PS.533.4 MILLION REFLECTS
PRIMARILY: I) A PS.2,668.6 MILLION INCREASE IN OIBDA; II) A PS.296.2 MILLION DECREASE IN RESTRUCTURING AND NON-RECURRING CHARGES; III) A PS.56.5 MILLION DECREASE IN OTHER EXPENSE; IV) A PS.585.2 MILLION INCREASE IN EQUITY INCOME OF AFFILIATES; AND V) A PS.67.5 MILLION DECREASE IN LOSS FROM DISCONTINUED OPERATIONS. THESE FAVORABLE CHANGES WERE PARTIALLY OFFSET BY:
I) A PS.470.6 INCREASE IN DEPRECIATION AND AMORTIZATION; II) A PS.869.8 INCREASE IN INTEGRAL COST OF FINANCING; III) A PS.419.5 MILLION INCREASE IN INCOME TAXES; IV) A PS.1,021.6 MILLION LOSS EFFECT IN ACCOUNTING CHANGE; AND V) A PS.359.1 MILLION INCREASE IN MINORITY INTEREST.

PRO FORMA RESULTS BY BUSINESS SEGMENTS

THE FOLLOWING UNAUDITED FOURTH QUARTER AND FULL YEAR PRO FORMA INFORMATION GIVES EFFECT TO THE CONSOLIDATION OF SKY MEXICO INTO OUR FINANCIAL STATEMENTS AND THE SALES AND COSTS OF GOODS SOLD RECOGNITION IN OUR PUBLISHING DISTRIBUTION SEGMENT, AND ASSUMES THAT BOTH OCCURRED AT THE BEGINNING OF EACH PERIOD PRESENTED.

TELEVISION BROADCASTING

FOURTH QUARTER SALES INCREASED 4.7% (PS.5,282.9 MILLION AND PS.5,046.7 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY). FULL YEAR SALES INCREASED 5.7% TO PS.17,102 MILLION IN 2004 FROM PS.16,185.7 MILLION REPORTED IN 2003. THE ANNUAL INCREASE WAS MAINLY ATTRIBUTABLE TO THREE
FACTORS: I) AN INCREASE IN ADVERTISING REVENUES, DRIVEN MAINLY BY STRONGER ECONOMIC ACTIVITY IN MEXICO; II) THE BROADCAST OF THE OLYMPIC GAMES AND OTHER MAJOR SPORTING EVENTS; AND III) AN INCREASE OF 9.8% IN LOCAL SALES, DRIVEN MAINLY BY CHANNEL 4TV. EXCLUDING THE POLITICAL ADVERTISING SOLD DURING 2003, SALES INCREASED 10.4%.

FOURTH QUARTER OIBDA INCREASED 11.2% (PS.2,473.4 MILLION AND PS.2,224.6 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY), AND OIBDA MARGIN REACHED 46.8%. FULL YEAR OIBDA INCREASED 12.8% TO PS.7,760.2 MILLION IN 2004 FROM PS.6,879.7 MILLION REPORTED IN 2003, AND OIBDA MARGIN EXPANDED TO 45.4%, REFLECTING HIGHER SALES AND A MARGINAL INCREASE OF 0.5% IN COSTS OF SALES COMBINED WITH FLAT OPERATING EXPENSES.

PAY TELEVISION NETWORKS

PAY  TELEVISION  NETWORKS WAS  PREVIOUSLY  STATED AS  "PROGRAMMING  FOR PAY
TELEVISION".

FOURTH QUARTER SALES INCREASED 6.3% (PS.211.7 MILLION AND PS.199.1 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY). FULL YEAR SALES INCREASED 8.8% TO PS.800.8 MILLION IN 2004 FROM PS.736.0 MILLION REPORTED IN 2003. THE ANNUAL INCREASE REFLECTS HIGHER ADVERTISING REVENUES AND SIGNALS SOLD IN MEXICO, AS WELL AS HIGHER SIGNALS SOLD IN LATIN AMERICA. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER SIGNALS SOLD IN SPAIN.

FOURTH QUARTER OIBDA ROSE 126.2% (PS.78.5 MILLION AND PS.34.7 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY), AND OIBDA MARGIN REACHED 37.1%. FULL YEAR OIBDA INCREASED 83.9% TO PS.298.5 MILLION IN 2004 FROM PS.162.3 MILLION REPORTED IN 2003, AND OIBDA MARGIN EXPANDED TO 37.3%. THE ANNUAL INCREASE WAS DUE TO: I) HIGHER SALES; II) LOWER COST OF SALES PRIMARILY REFLECTING A DECREASE IN PROGRAMMING COSTS; AND III) LOWER
OPERATING EXPENSES REFLECTING A DECREASE IN SALES COMMISSIONS AND A REDUCTION OF DOUBTFUL TRADE ACCOUNTS THAT WERE PARTIALLY OFFSET BY HIGHER ADVERTISING AND PROMOTION EXPENSES.

PROGRAMMING EXPORTS

PROGRAMMING EXPORTS WAS PREVIOUSLY STATED AS "PROGRAMMING LICENSING".

FOURTH QUARTER SALES INCREASED 24.3% (PS.491.5 MILLION AND PS.395.3 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY). FULL YEAR SALES INCREASED 11.8% TO PS.1,917.3 MILLION IN 2004 FROM PS.1,714.8 MILLION REPORTED IN 2003. THE ANNUAL INCREASE WAS ATTRIBUTABLE TO A 9.3% INCREASE IN ROYALTIES PAID TO THE COMPANY BY UNIVISION UNDER THE UNIVISION PROGRAM LICENSE AGREEMENT, WHICH AMOUNTED TO U.S.$105 MILLION IN 2004 COMPARED WITH U.S.$96.1 MILLION REPORTED IN 2003, AS WELL AS HIGHER EXPORT SALES TO LATIN AMERICA. THESE INCREASES WERE PARTIALLY OFFSET BY A TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED SALES, WHICH AMOUNTED TO PS.9.3 MILLION, AND BY LOWER EXPORT SALES TO EUROPE, ASIA AND AFRICA.

FOURTH QUARTER OIBDA ROSE 169% (PS.198.0 MILLION AND PS.73.6 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY), AND OIBDA MARGIN REACHED 40.3%. FULL YEAR OIBDA INCREASED 39.7% TO PS.731.7 MILLION IN 2004 FROM PS.523.9 MILLION REPORTED IN 2003, AND OIBDA MARGIN EXPANDED TO 38.2%. THIS ANNUAL INCREASE WAS DUE TO HIGHER SALES, AS WELL AS A MARGINAL DECREASE IN COST OF SALES, AND LOWER OPERATING EXPENSES DUE TO A LOWER PROVISION FOR DOUBTFUL TRADE ACCOUNTS.

PUBLISHING

FOURTH QUARTER SALES INCREASED 13.3% (PS.639.4 MILLION AND PS.564.5 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY). FULL YEAR SALES INCREASED 11.3% TO PS.2,093.4 MILLION IN 2004 FROM PS.1,880.6 MILLION REPORTED IN 2003. THE ANNUAL INCREASE WAS ATTRIBUTABLE TO AN INCREASE IN ADVERTISING PAGES SOLD IN MEXICO AND ABROAD, AS WELL AS HIGHER CIRCULATION OF MAGAZINES SOLD ABROAD. THESE INCREASES WERE PARTIALLY OFFSET BY A
 NEGATIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED SALES, WHICH AMOUNTED TO PS.36.2 MILLION.

FOURTH QUARTER OIBDA ROSE 26.4% (PS.156.5 MILLION AND PS.123.8 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY), AND OIBDA MARGIN REACHED 24.5%. FULL YEAR OIBDA INCREASED 16.6% TO PS.424.7 MILLION IN 2004 FROM PS.364.1 REPORTED IN 2003, AND OIBDA MARGIN EXPANDED TO 20.3%. THIS ANNUAL INCREASE WAS DUE TO HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES DUE TO HIGHER PAPER AND PRINTING COSTS, AS WELL AS AN INCREASE IN OPERATING EXPENSES.

PUBLISHING DISTRIBUTION

WE AMENDED THE TERMS AND CONDITIONS OF OUR AGREEMENTS WITH OUR PUBLISHERS. AS A RESULT, WE ARE CHANGING THE WAY IN WHICH WE ACCOUNT FOR SALES AND COST OF SALES IN OUR PUBLISHING DISTRIBUTION BUSINESS. EFFECTIVE OCTOBER 1, 2004, WE RECOGNIZED AS SALES THE MARGINAL CONTRIBUTION GENERATED BY THE PRODUCTS WE DISTRIBUTE. WE HAD FORMERLY RECOGNIZED SALES AND COST OF GOODS SOLD SEPARATELY. THIS CHANGE DOES NOT AFFECT OUR OIBDA RESULTS.

FOURTH QUARTER SALES DECREASED 2.7% (PS.99.1 MILLION AND PS.101.8 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY), AND FOR THE FULL YEAR SALES INCREASED 3.7% TO PS.368.7 MILLION IN 2004 FROM PS.355.6 MILLION REPORTED IN 2003. THE ANNUAL INCREASE WAS DRIVEN BY HIGHER DISTRIBUTION SALES ABROAD AND HIGHER REVENUES FROM MAGAZINES PUBLISHED BY THE COMPANY AND SOLD IN MEXICO AND ABROAD, WHICH WERE PARTIALLY OFFSET BY A NEGATIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED SALES, WHICH AMOUNTED TO PS.10.4 MILLION, AS WELL AS LOWER SALES OF MAGAZINES PUBLISHED BY THIRD PARTIES AND SOLD IN MEXICO. HAD THE ACCOUNTING CHANGE NOT TAKEN EFFECT, FOURTH QUARTER AND FULL YEAR SALES WOULD HAVE INCREASED 2.6% AND 11.5%, RESPECTIVELY.

FOURTH QUARTER OPERATING RESULTS BEFORE DEPRECIATION AND AMORTIZATION DECREASED TO A LOSS OF PS.12.4 MILLION FROM AN OIBDA OF PS.2.9 MILLION REPORTED IN THE FOURTH QUARTER OF 2003. FULL YEAR OPERATING RESULT BEFORE DEPRECIATION AND AMORTIZATION DECREASED TO A LOSS OF PS.25.4 MILLION FROM AN OIBDA OF PS.9.1 MILLION REPORTED LAST YEAR. THIS ANNUAL DECREASE RESULTED FROM THE HIGHER COST OF SALES AND OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY HIGHER SALES.

SKY MEXICO

FOURTH QUARTER SALES INCREASED 17.9% (PS.1,239.1 MILLION AND PS.1,051.0 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY). FULL YEAR SALES INCREASED 18.7% TO PS.4,769 MILLION IN 2004 FROM PS.4,019.1 MILLION REPORTED IN 2003. THE ANNUAL INCREASE WAS DRIVEN BY: I) A 17% INCREASE IN THE SUBSCRIBER BASE WHICH REACHED 1,002,500 GROSS ACTIVE SUBSCRIBERS (INCLUDING 60,700 COMMERCIAL SUBSCRIBERS) AS OF DECEMBER 31, 2004 COMPARED WITH 856,600 GROSS ACTIVE SUBSCRIBERS (INCLUDING 48,500 COMMERCIAL SUBSCRIBERS) AS OF DECEMBER 31, 2003; II) THE ELIMINATION OF THE EXCISE TAX ON TELECOMMUNICATIONS SERVICES; AND III) ADDITIONAL PAY-PER-VIEW REVENUES.

FOURTH QUARTER OIBDA ROSE 39% (PS.467.9 MILLION AND PS.336.6 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY), AND OIBDA MARGIN REACHED 37.8%. FULL YEAR OIBDA INCREASED 38.8% TO PS.1,739.4 MILLION IN 2004 FROM PS.1,253.4 MILLION REPORTED IN 2003, AND OIBDA MARGIN EXPANDED TO 36.5%. THIS ANNUAL INCREASE WAS DUE TO HIGHER SALES THAT WERE PARTIALLY OFFSET BY THE HIGHER COST OF SALES AND OPERATING EXPENSES.

CABLE TELEVISION

FOURTH QUARTER SALES INCREASED 10.5% (PS.294.7 MILLION AND PS.266.7 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY). FULL YEAR SALES GREW 8.7% TO PS.1,127.9 MILLION IN 2004 FROM PS.1,037.7 MILLION REPORTED IN 2003. THE ANNUAL SALES INCREASE REFLECTS THE ELIMINATION OF THE EXCISE TAX ON TELECOMMUNICATIONS SERVICES, AS WELL AS BOTH HIGHER ADVERTISING REVENUES AND BROADBAND SUBSCRIPTION FEES. BROADBAND SUBSCRIBERS INCREASED TO 26,400 IN THE FOURTH QUARTER OF 2004 COMPARED WITH 8,600 IN THE FOURTH QUARTER OF 2003. THESE INCREASES WERE PARTIALLY OFFSET BY A 2.6% DECREASE IN THE SUBSCRIBER BASE WHICH, AS OF THE FOURTH QUARTER, TOTALED 355,000 SUBSCRIBERS (INCLUDING 123,000 DIGITAL SUBSCRIBERS) COMPARED WITH LAST YEAR'S BASE OF 364,400 SUBSCRIBERS (INCLUDING 60,300 DIGITAL SUBSCRIBERS).

FOURTH QUARTER OIBDA ROSE 5.1% (PS.93.2 MILLION AND PS.88.7 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY), AND OIBDA MARGIN DECREASED TO 31.6% FROM 33.3% REPORTED IN THE FOURTH QUARTER OF 2003. FULL YEAR OIBDA INCREASED 12.5% TO PS.356.6 MILLION IN 2004 FROM PS.317.1 MILLION REPORTED IN 2003, AND OIBDA MARGIN EXPANDED TO 31.6% FROM 30.6% IN THE PRIOR YEAR. THIS ANNUAL INCREASE WAS DUE TO HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY THE HIGHER COST OF SALES AND OPERATING EXPENSES.

RADIO

FOURTH QUARTER SALES INCREASED 25.4% (PS.93.7 MILLION AND PS.74.7 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY). FULL YEAR SALES INCREASED 12.8% TO PS.295.8 MILLION IN 2004 FROM PS.262.2 MILLION REPORTED IN 2003, MAINLY DUE TO HIGHER ADVERTISING TIME SOLD IN OUR NEWSCASTS AND SPORTING EVENTS PROGRAMS.

FOURTH QUARTER OIBDA ROSE 77% (PS.20.0 MILLION AND PS.11.3 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY), AND OIBDA MARGIN REACHED 21.3%. FULL YEAR OIBDA INCREASED 33.8% TO PS.31.7 MILLION IN 2004 FROM PS.23.7 MILLION REPORTED IN 2003, AND OIBDA MARGIN EXPANDED TO 10.7%. THIS ANNUAL INCREASE WAS DUE TO HIGHER SALES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AND OPERATING EXPENSES RELATED TO HIGHER PROGRAMMING COSTS.

OTHER BUSINESSES

FOURTH QUARTER SALES DECREASED 3.8% (PS.284.8 MILLION AND PS.296.1 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY). FULL YEAR SALES INCREASED 18.3% TO PS.1,353.8 MILLION IN 2004 FROM PS.1,143.9 MILLION REPORTED IN 2003, MAINLY DUE TO HIGHER SALES IN THE FEATURE FILM DISTRIBUTION BUSINESS AND INTERNET PORTAL BUSINESSES RESULTING FROM HIGHER SALES RELATED TO THE SMS MESSAGING SERVICE. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER SALES IN THE SPORTING BUSINESS.

FOURTH QUARTER OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION DECREASED TO PS.42.4 MILLION FROM PS.92.4 MILLION REPORTED IN THE FOURTH QUARTER OF 2003. FULL YEAR OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION DECREASED TO PS.154.7 MILLION COMPARED WITH PS.230.3 MILLION REPORTED LAST YEAR. THE ANNUAL FAVORABLE VARIANCE REFLECTS HIGHER SALES AND LOWER OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR 2004 AND 2003 AMOUNTED TO PS.862.3 MILLION AND PS.810.5 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSES FOR 2004 AND 2003 AMOUNTED TO PS.156.0 MILLION AND PS.157.1 MILLION, RESPECTIVELY.

DISPOSED OPERATIONS

THE RESULTS OF OPERATIONS OF THE COMPANY'S NATIONWIDE PAGING AND DUBBING BUSINESSES ARE PRESENTED AS DISPOSED OPERATIONS IN 2004 AND 2003.

SALES OF DISPOSED OPERATIONS IN 2004 AMOUNTED TO PS.143.7 MILLION AS COMPARED TO PS.288 MILLION IN 2003.

OIBDA FOR DISPOSED OPERATIONS AMOUNTED TO PS.26.9 MILLION IN 2004 AS COMPARED TO PS.71.6 MILLION IN 2003.

NON-OPERATING RESULTS

INTEGRAL COST OF FINANCING

THE EXPENSE ATTRIBUTABLE TO INTEGRAL COST OF FINANCING INCREASED BY PS.869.8 MILLION TO PS.1,516.2 MILLION IN THE YEAR ENDED DECEMBER 31, 2004, FROM PS.646.4 MILLION IN THE YEAR ENDED DECEMBER 31, 2003. THIS INCREASE
REFLECTS: I) A PS.648.2 MILLION INCREASE IN INTEREST EXPENSE, PRIMARILY AS A RESULT OF AN INCREASE IN THE AVERAGE AMOUNT OF DEBT, RESULTING FROM THE CONSOLIDATION OF SKY MEXICO'S DEBT BEGINNING IN THE SECOND QUARTER OF 2004;
II) AN UNFAVORABLE PS.295.5 MILLION CHANGE RESULTING FROM A NET FOREIGN EXCHANGE LOSS COMPARED TO A NET FOREIGN EXCHANGE GAIN, PRIMARILY IN CONNECTION WITH A NEGATIVE HEDGE EFFECT IN 2004 THAT AROSE FROM A 0.68% APPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR DURING THE YEAR ENDED DECEMBER 31, 2004; THIS COMPARES TO A FAVORABLE HEDGE EFFECT IN 2003 RESULTING FROM A 7.27% DEPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR DURING THE YEAR ENDED DECEMBER 31, 2003; AND III) A PS.27.1 MILLION DECREASE IN INTEREST INCOME, REFLECTING SKY MEXICO'S CAPITALIZATION IN SEPTEMBER 2003 OF ALL AMOUNTS DUE TO US IN CONNECTION WITH CERTAIN FINANCING PROVIDED FOR THIS JOINT VENTURE, WHICH WAS PARTIALLY OFFSET BY AN INCREASE IN INTEREST INCOME IN CONNECTION WITH A HIGHER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS DURING 2004. THESE UNFAVORABLE VARIANCES WERE OFFSET BY A FAVORABLE PS.101.0 MILLION CHANGE RESULTING FROM A GAIN IN MONETARY POSITION COMPARED TO A LOSS IN MONETARY POSITION, PRIMARILY AS A RESULT OF A HIGHER NET LIABILITY MONETARY POSITION, AS WELL AS A HIGHER RATE OF INFLATION IN 2004 (5.19%) COMPARED WITH 2003 (3.98%).

RESTRUCTURING AND NON-RECURRING CHARGES

RESTRUCTURING AND NON-RECURRING CHARGES DECREASED BY PS.296.2 MILLION, OR 42.8%, TO PS.395.2 MILLION IN 2004 COMPARED TO PS.691.4 MILLION IN 2003. THIS DECREASE PRIMARILY REFLECTS CERTAIN NON-RECURRING CHARGES RECOGNIZED BY US IN 2003 IN CONNECTION WITH THE PAYMENT OF SALARY BENEFITS TO UNION EMPLOYEES AND AN ESTIMATE FOR THE DISPOSAL OF LONG-LIVED ASSETS AND ASSOCIATED COSTS RELATED TO OUR NATIONWIDE PAGING BUSINESS, AS WELL AS A REDUCTION IN RESTRUCTURING CHARGES IN CONNECTION WITH WORK FORCE REDUCTIONS. THESE DECREASES WERE PARTIALLY OFFSET BY NON-RECURRING CHARGES TAKEN IN THE FOURTH QUARTER OF 2004 RESULTING FROM IMPAIRMENT ADJUSTMENTS MADE TO THE CARRYING VALUE RECOGNIZED PRIMARILY IN OUR PUBLISHING DISTRIBUTION BUSINESS.

OTHER EXPENSE-NET

OTHER EXPENSE DECREASED BY PS.56.5 MILLION, OR 9.9%, TO PS.515 MILLION IN 2004, AS COMPARED WITH PS.571.5 MILLION IN 2003. THIS DECREASE PRIMARILY
REFLECTS A REDUCTION IN THE AMORTIZATION OF GOODWILL AS WE CEASED AMORTIZING THIS INTANGIBLE ASSET BEGINNING JANUARY 1, 2004 WITH THE ADOPTION OF MEXICAN GAAP BULLETIN B-7 RELATED TO BUSINESS ACQUISITIONS, AS WELL AS A REDUCTION IN THE LOSS OF DISPOSITION OF FIXED ASSETS. THESE
DECREASES WERE PARTIALLY OFFSET BY A LOSS ON DISPOSITION OF OUR 30% INTEREST IN A TELEVISION PROGRAMMING PRODUCTION COMPANY IN SPAIN IN THE SECOND QUARTER OF 2004 COMPARED TO A GAIN ON DISPOSITION OF OUR REMAINING MINORITY INTEREST IN A DTH VENTURE IN SPAIN DURING 2003.

INCOME TAXES

INCOME TAXES INCREASED BY PS.419.5 MILLION, OR 55.4%, TO PS.1,176.3 MILLION IN THE YEAR ENDED DECEMBER 31, 2004 FROM PS.756.8 MILLION IN THE YEAR ENDED DECEMBER 31, 2003. THIS INCREASE PRIMARILY REFLECTS A HIGHER INCOME TAX BASE IN 2004.

EQUITY IN RESULTS OF AFFILIATES - NET

EQUITY IN INCOME OF AFFILIATES INCREASED BY PS.585.2 MILLION TO PS.615 MILLION IN 2004 COMPARED TO PS.29.8 MILLION IN 2003. THIS INCREASE PRIMARILY REFLECTS THE ABSENCE OF EQUITY LOSS OF SKY MEXICO IN THE YEAR 2004, A REDUCTION IN OUR EQUITY LOSS OF DTH TECHCO PARTNERS, AS WELL AS AN INCREASE IN OUR EQUITY INCOME FROM UNIVISION.

MINORITY INTEREST

MINORITY INTEREST INCREASED BY PS.359.1 MILLION TO A CHARGE OF PS.231.8 MILLION IN 2004 FROM A BENEFIT OF PS.127.3 MILLION IN 2003. THIS INCREASE PRIMARILY REFLECTS THE PORTION OF NET INCOME ATTRIBUTABLE TO THE INTEREST HELD BY THIRD PARTIES IN THE SKY MEXICO BUSINESS BEGINNING THE SECOND QUARTER OF 2004.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES, ACQUISITIONS AND INVESTMENTS

IN 2004, THE COMPANY INVESTED APPROXIMATELY U.S.$174.6 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, OF WHICH APPROXIMATELY U.S.$35.1 MILLION WAS RELATED TO OUR CABLE TELEVISION SEGMENT AND U.S.$57.6 MILLION TO SKY MEXICO (FOR THE NINE MONTHS ENDED DECEMBER 31, 2004). IN ADDITION, THE COMPANY CONTRIBUTED APPROXIMATELY U.S.$12.5 MILLION TO OUR LATIN AMERICAN DTH JOINT VENTURES.

DEBT

AS OF DECEMBER 31, 2004, OUR CONSOLIDATED LONG-TERM PORTION OF DEBT AMOUNTED TO PS.18,943.8 MILLION, INCLUDING PS.4,356.7 MILLION FROM SKY MEXICO, AND OUR CONSOLIDATED CURRENT PORTION OF DEBT WAS PS.3,297.1 MILLION. ADDITIONALLY, AS OF DECEMBER 31, 2004, SKY MEXICO HAD LONG-TERM AND CURRENT PORTIONS OF A CAPITAL LEASE OBLIGATION IN AGGREGATE AMOUNTS OF PS.1,324.6 MILLION AND PS.70.7 MILLION, RESPECTIVELY. AS OF DECEMBER 31, 2003, OUR CONSOLIDATED LONG-TERM PORTION OF DEBT AMOUNTED TO PS.15,467.5 MILLION, AND OUR CONSOLIDATED CURRENT PORTION OF DEBT WAS PS.300.0 MILLION.

EXCLUDING SKY MEXICO, AS OF DECEMBER 31, 2004, OUR CONSOLIDATED NET DEBT AMOUNTED TO PS.1,958.5 MILLION WHICH COMPARES TO A CONSOLIDATED NET DEBT OF PS.2,867.4 MILLION IN 2003.

IN OCTOBER 2004, WE OBTAINED A COMMITTED CREDIT FACILITY FOR A SEVEN AND A HALF-YEAR LOAN WITH A MEXICAN BANK FOR AN AGGREGATE PRINCIPAL AMOUNT OF PS.2,000 MILLION. NET PROCEEDS WILL BE USED TO REFINANCE OUR U.S.$200 MILLION BOND DUE IN AUGUST 2005.

ON JANUARY 31, 2005 STANDARD & POOR'S ("S&P") RAISED TELEVISA'S LONG-TERM FOREIGN CURRENCY CORPORATE CREDIT RATING TO "BBB" FROM "BBB-" FOLLOWING THE SAME ACTION TAKEN TO INCREASE THE FOREIGN CURRENCY RATING ON THE UNITED MEXICAN STATES DEBT. S&P ALSO RAISED OUR FOREIGN CURRENCY SENIOR UNSECURED NOTES RATING TO "BBB" FROM "BBB-" AND AFFIRMED ITS "BBB" LOCAL CURRENCY CORPORATE CREDIT RATING ON THE COMPANY. THE OUTLOOK FOR THE LONG-TERM RATINGS IS STABLE.

SHARE BUYBACK PROGRAM

IN 2004, THE COMPANY REPURCHASED APPROXIMATELY 1,812.6 MILLION SHARES IN THE FORM OF 15.5 MILLION CPOS FOR PS.377.1 MILLION IN NOMINAL TERMS.

DIVIDEND PAYMENT

IN 2004, THE COMPANY PAID A PS.3,850 MILLION CASH DIVIDEND TO SHAREHOLDERS, EQUIVALENT TO PS.1.219 PER CPO. IN 2005, THE COMPANY'S SHAREHOLDERS APPROVED ON APRIL 29, 2005 THE PAYMENT OF AN EXTRAORDINARY DIVIDEND OF PS.1 PER CPO, IN ADDITION TO OUR ORDINARY DIVIDEND OF PS.0.35 PER CPO, FOR A TOTAL OF PS.1.35 PER CPO. THE TOTAL AMOUNT OF THE DIVIDEND IS APPROXIMATELY PS.4,250 MILLION. THE DIVIDEND WILL BE PAID ON MAY 31, 2005 TO SHAREHOLDERS OF RECORD AS OF MAY 30.

ADVERTISING SALES PLAN

AS OF DECEMBER 31, 2004, WE HAD RECEIVED AGGREGATE UPFRONT ADVERTISING DEPOSITS FOR TELEVISION ADVERTISING OF APPROXIMATELY PS.13,615.3 MILLION IN NOMINAL TERMS, REPRESENTING A 4.3% INCREASE IN REAL TERMS, AS COMPARED WITH THE PRIOR YEAR. APPROXIMATELY 60.9% OF THE ADVANCE DEPOSITS AS OF DECEMBER 31, 2004 WERE IN THE FORM OF SHORT-TERM, NON-INTEREST BEARING NOTES RECEIVABLE THE FOLLOWING YEAR, WITH THE REMAINDER CONSISTING OF CASH DEPOSITS. THE WEIGHTED AVERAGE MATURITY OF THESE NOTES WAS 3.5 MONTHS.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT IN 2004 TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00 - MONDAY TO FRIDAY) THE AUDIENCE SHARE AMOUNTED TO 69.6%; IN PRIME TIME (16:00 TO 23:00 - MONDAY TO SUNDAY) THE AUDIENCE SHARE AMOUNTED TO 68.9%; AND IN A SIGN-ON TO SIGN-OFF BASIS (6:00 TO 24:00 - MONDAY TO SUNDAY) THE AUDIENCE SHARE AMOUNTED TO 71.3%. IN ADDITION, WE AIRED 91 OF THE TOP 100 PROGRAMS IN THE COUNTRY INCLUDING THE TOP 20.

OUTLOOK FOR 2005

WE EXPECT OUR TELEVISION BROADCASTING REVENUE TO INCREASE 4 TO 4.5% IN 2005. IN ADDITION, WE WILL CONTINUE TO MAINTAIN COSTS AND EXPENSES BASICALLY FLAT. THEREFORE, WE EXPECT OUR TELEVISION BROADCASTING OIBDA MARGIN TO REACH 47%. HOWEVER, IT IS IMPORTANT TO MENTION THAT WE WILL FACE A TOUGH COMPARISON IN THE FIRST QUARTER, GIVEN THE PRESENCE OF THE HOLY WEEK DURING THIS QUARTER AND THAT FEBRUARY HAS ONE DAY LESS THAN LAST YEAR. WE EXPECT TELEVISION BROADCASTING REVENUES TO BE FLAT IN THE FIRST QUARTER COMPARED WITH THE FIRST QUARTER OF 2004.

GRUPO TELEVISA, S.A. IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD, AND A MAJOR PLAYER IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PROGRAMMING FOR PAY TELEVISION, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND SHOW BUSINESS PROMOTIONS, FEATURE FILM PRODUCTION AND DISTRIBUTION, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO HAS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE TELEVISION COMPANY IN THE UNITED STATES.

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 3. KEY INFORMATION - FORWARD-LOOKING STATEMENTS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHER FACTORS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE PRO FORMA INFORMATION IS PRESENTED FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT PURPORT TO REPRESENT WHAT OUR FINANCIAL POSITION OR RESULTS OF OPERATIONS WOULD HAVE BEEN HAD THE CONSOLIDATION AND THE SALE AND COSTS OF GOODS SOLD RECOGNITION BEEN REALIZED DURING THE SPECIFIED PERIODS. FURTHERMORE, THE READER SHOULD NOT RELY ON THE PRO FORMA INFORMATION AS AN INDICATION OF THE RESULTS OF OPERATIONS FOR FUTURE PERIODS.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                  QUARTER:  4       YEAR:  2004
GRUPO TELEVISA, S.A.

                       FINANCIAL STATEMENT NOTES (1)


                                  ANNEX 2

                                                               CONSOLIDATED
AUDITED INFORMATION                                          FINAL PRINTING
---------------------------------------------------------------------------

                            GRUPO TELEVISA, S.A.
            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
           (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
    OF DECEMBER 31, 2004, EXCEPT PER SHARE, PER CPO AND PER UDI VALUES)

1.   ACCOUNTING POLICIES:

     THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), AS OF DECEMBER 31, 2004 AND 2003, AND FOR THE YEARS ENDED ON THOSE DATES, WERE PREPARED BASED ON THE GROUP'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

     FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("MEXICAN GAAP"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE YEAR ENDED DECEMBER 31, 2004, EXCEPT FOR THE MATTERS DISCUSSED IN THE FOLLOWING TWO PARAGRAPHS.

     EFFECTIVE JANUARY 1, 2004, IN CONNECTION WITH THE ADOPTION OF MEXICAN GAAP BULLETIN B-7, "BUSINESS ACQUISITIONS", THE GROUP'S GOODWILL IS DEEMED AN INTANGIBLE ASSET WITH INDEFINITE USEFUL LIFE, AND CEASED BEING AMORTIZED AFTER DECEMBER 31, 2003. BEFORE 2004, GOODWILL WAS AMORTIZED OVER A PERIOD OF 20 YEARS.

     BEGINNING APRIL 1, 2004, THE GROUP BEGAN TO INCLUDE IN ITS CONSOLIDATED FINANCIAL STATEMENTS THE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES ("INNOVA" OR "SKY MEXICO"), A JOINT VENTURE ENGAGED IN DIRECT-TO-HOME ("DTH") BROADCAST SATELLITE PAY TELEVISION IN WHICH THE GROUP HAS A 60% INTEREST. INNOVA'S FINANCIALS ARE CONSOLIDATED IN ACCORDANCE WITH THE GUIDELINES OF THE FINANCIAL ACCOUNTING STANDARDS BOARD INTERPRETATION NO. 46 ("FIN 46"), "CONSOLIDATION OF VARIABLE INTEREST ENTITIES," WHICH WAS ADOPTED BY THE GROUP ON APRIL 1, 2004 (SEE NOTE 11).

2.   PROPERTY, PLANT AND EQUIPMENT:

     PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31 CONSISTED OF:
                                              2004                2003
                                     --------------------  -----------------
     BUILDINGS                       Ps.       7,555,707   Ps.    7,532,458
     BUILDING IMPROVEMENTS                     1,664,567          1,719,478
     TECHNICAL EQUIPMENT                      13,888,627         11,991,044
     SATELLITE TRANSPONDERS                    1,659,346           -
     FURNITURE AND FIXTURES                      567,453            591,899
     TRANSPORTATION EQUIPMENT                  1,118,352          1,141,075
     COMPUTER EQUIPMENT                        1,154,406            963,800
                                     --------------------  -----------------
                                              27,608,458         23,939,754
     ACCUMULATED DEPRECIATION                (12,785,009)       (11,892,933)
                                     --------------------  -----------------
                                              14,823,449         12,046,821
     LAND                                      3,704,367          3,717,960
     CONSTRUCTION AND PROJECTS
       IN PROGRESS                               631,751            645,718
                                     --------------------  -----------------
                                     Ps.      19,159,567   Ps.   16,410,499
                                     ====================  =================

     DEPRECIATION CHARGED TO INCOME FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003, WAS PS.1,809,809 AND PS.1,347,953, RESPECTIVELY.

3.   LONG-TERM DEBT SECURITIES:

     AS OF DECEMBER 31 THE COMPANY'S LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

                                                                  2004                                     2003
                                                   ---------------------------------------  -----------------------------------
                                                     U.S. DOLLAR                             U.S. DOLLAR
                                                      PRINCIPAL                               PRINCIPAL
                                                       AMOUNTS                 MEXICAN         AMOUNTS               MEXICAN
           LONG-TERM DEBT SECURITIES                 (THOUSANDS)                PESOS        (THOUSANDS)              PESOS
------------------------------------------------   -----------------  --------------------  ---------------  ------------------
11.875%  SERIES "B"  SENIOR  NOTES DUE 2006
   (A) (C)                                           $        5,343      Ps.       59,569     $      5,343     Ps.      63,088
 8.625% SENIOR NOTES DUE 2005 (B) (C)                       200,000             2,229,800          200,000           2,361,534
 8.000% SENIOR NOTES DUE 2011 (B) (C)                       300,000             3,344,700          300,000           3,542,300
 8.500% SENIOR NOTES DUE 2032 (B) (C)                       300,000             3,344,700          300,000           3,542,300
12.875% SENIOR NOTES DUE 2007 (E)                            88,000               981,112          -                     -
 9.375% SENIOR NOTES DUE 2013 (D)                           300,000             3,344,700          -                     -
                                                   -----------------   -------------------  ---------------  ------------------
                                                     $    1,193,343            13,304,581     $    805,343           9,509,222
                                                   =================                        ===============
UDI-DENOMINATED NOTES DUE 2007 (F)                                              3,838,729                            3,829,263
                                                                       -------------------                   ------------------
                                                                         Ps.   17,143,310                      Ps.  13,338,485
                                                                       ===================                   ==================

(A)  THESE  SECURITIES  ARE  UNSECURED,  UNSUBORDINATED  OBLIGATIONS OF THE
     COMPANY,  RANK PARI PASSU IN RIGHT OF PAYMENT  WITH ALL  EXISTING  AND
     FUTURE UNSECURED,  UNSUBORDINATED  OBLIGATIONS OF THE COMPANY, AND ARE
     SENIOR IN RIGHT OF PAYMENT TO ALL FUTURE SUBORDINATED  INDEBTEDNESS OF
     THE  COMPANY,  AND ARE  EFFECTIVELY  SUBORDINATED  TO ALL EXISTING AND
     FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

(B)  THESE  SECURITIES  ARE  UNSECURED  OBLIGATIONS  OF THE  COMPANY,  RANK
     EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND
     UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF
     PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S
     SUBSIDIARIES.  THE  AGREEMENT OF THESE SENIOR NOTES  CONTAINS  CERTAIN
     COVENANTS  THAT LIMIT THE ABILITY OF THE  COMPANY  AND ITS  RESTRICTED
     SUBSIDIARIES  ENGAGED  IN  TELEVISION  BROADCASTING,   PAY  TELEVISION
     NETWORKS AND PROGRAMMING  EXPORTS,  TO INCUR OR ASSUME LIENS,  PERFORM
     SALE AND  LEASEBACK  TRANSACTIONS,  AND  CONSUMMATE  CERTAIN  MERGERS,
     CONSOLIDATIONS  AND  SIMILAR  TRANSACTIONS.  SUBSTANTIALLY  ALL OF THE
     SENIOR NOTES DUE IN 2005,  2011 AND 2032 ARE REGISTERED  WITH THE U.S.
     SECURITIES AND EXCHANGE  COMMISSION.  THE SENIOR NOTES DUE 2011,  2025
     AND 2032 WERE PRICED AT 98.793%,  98.081% AND  99.431%,  RESPECTIVELY,
     FOR A YIELD TO MATURITY OF 8.179%, 6.802% AND 8.553%, RESPECTIVELY.


(C)  INTEREST  ON SERIES "B" SENIOR  NOTES DUE 2006,  AND SENIOR  NOTES DUE
     2005, 2011 AND 2032,  INCLUDING  ADDITIONAL AMOUNTS PAYABLE IN RESPECT
     OF CERTAIN  MEXICAN  WITHHOLDING  TAXES, IS 12.49%,  9.07%,  8.41% AND
     8.94% PER ANNUM,  RESPECTIVELY,  AND IS PAYABLE  SEMI-ANNUALLY.  THESE
     SENIOR  NOTES MAY NOT BE  REDEEMED  PRIOR TO  MATURITY,  EXCEPT IN THE
     EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN  WITHHOLDING TAX
     TREATMENT  OF CERTAIN  PAYMENTS ON THE  SECURITIES,  IN WHICH CASE THE
     SECURITIES  WILL BE  REDEEMABLE,  AS A WHOLE  BUT NOT IN PART,  AT THE
     OPTION OF THE COMPANY.

(D)  IN SEPTEMBER  2003,  INNOVA  COMPLETED THE OFFERING OF THESE  U.S.$300
     MILLION  SENIOR  NOTES,  BEARING  INTEREST AT A COUPON RATE OF 9.375%,
     PAYABLE   SEMI-ANNUALLY.    THESE   SECURITIES   ARE   UNSECURED   AND
     UNSUBORDINATED  INDEBTEDNESS OF INNOVA AND CONTAIN CERTAIN RESTRICTIVE
     COVENANTS  FOR INNOVA ON  ADDITIONAL  INDEBTEDNESS,  LIENS,  SALES AND
     LEASEBACKS,  RESTRICTED  PAYMENTS,  ASSETS SALES, AND CERTAIN MERGERS,
     CONSOLIDATIONS  AND  SIMILAR  TRANSACTIONS.  INNOVA  MAY,  AT ITS  OWN
     OPTION, REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME ON
     OR AFTER  SEPTEMBER  19, 2008 AT REDEMPTION  PRICES FROM  104.6875% TO
     101.5625%  BETWEEN  SEPTEMBER 19, 2008 THROUGH  SEPTEMBER 18, 2011, OR
     100%  COMMENCING  ON  SEPTEMBER  19,  2011,  PLUS  ACCRUED  AND UNPAID
     INTEREST,  IF ANY.  ADDITIONALLY,  ON OR BEFORE  SEPTEMBER  19,  2006,
     INNOVA MAY, AT ITS OWN OPTION AND SUBJECT TO CERTAIN REQUIREMENTS, USE
     THE PROCEEDS FROM ONE OR MORE QUALIFIED  EQUITY  OFFERING TO REDEEM UP
     TO 35% OF THE  AGGREGATE  PRINCIPAL  AMOUNT OF THESE  SENIOR  NOTES AT
     109.375% OF THEIR PRINCIPAL AMOUNT, PLUS ACCRUED AND UNPAID INTEREST.

(E)  IN DECEMBER  2004,  INNOVA ENTERED INTO A LONG-TERM  CREDIT  AGREEMENT
     WITH A MEXICAN BANK IN THE  AGGREGATE  PRINCIPAL  AMOUNT OF PS.1,012.0
     MILLION,  WHICH  MATURES  PARTIALLY  (50%) IN 2010,  AND THE REMAINDER
     (50%) IN 2011,  AND IS GUARANTEED BY THE COMPANY AND NEWS CORP. AT 51%
     AND 49%, RESPECTIVELY.  INTEREST ON THIS LOAN IS 10.55% PER ANNUM, AND
     IS PAYABLE ON A MONTHLY BASIS. THE NET PROCEEDS OF THIS LOAN WERE USED
     BY INNOVA TO PREPAY IN JANUARY 2005 ALL OF THE OUTSTANDING  AMOUNTS OF
     THE  U.S.$88.0  MILLION  SENIOR NOTES DUE IN 2007.  ACCORDINGLY,  THIS
     U.S.$88.0  MILLION  LONG-TERM  DEBT HAS BEEN  CLASSIFIED AS SHORT-TERM
     DEBT IN THE GROUP'S  CONSOLIDATED  BALANCE  SHEET AS OF  DECEMBER  31,
     2004.

(F)  NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSION"
     OR "UDIS"),  REPRESENTING  1,086,007,800 UDIS, WITH AN ANNUAL INTEREST
     RATE OF 8.15% AND MATURITY IN 2007. INTEREST ON THESE NOTES IS PAYABLE
     SEMI-ANNUALLY.  THE BALANCE AS OF DECEMBER 31, 2004 AND 2003  INCLUDES
     RESTATEMENT OF PS.838,729 AND PS.673,539,  RESPECTIVELY. THE UDI VALUE
     AS OF DECEMBER 31, 2004, WAS PS.3.534716 PER ONE UDI.

     EFFECTIVE MARCH 1, 2002, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF THE PRINCIPAL AMOUNT OF ITS SENIOR NOTES DUE IN 2011 AND 2032. CONSEQUENTLY, BEGINNING MARCH 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS) (SEE NOTE 7).


4.   CONTINGENCIES:

     IN JUNE 2003, THE COMPANY WAS NOTIFIED BY THE MEXICAN TAX AUTHORITY OF A FEDERAL TAX CLAIM MADE AGAINST THE COMPANY FOR APPROXIMATELY PS.960,700, INCLUDING PENALTIES AND SURCHARGES, FOR AN ALLEGED ASSETS TAX LIABILITY FOR THE YEAR 1994. THE COMPANY BELIEVES IT HAS MERITORIOUS DEFENSE AGAINST THIS CLAIM.

     THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.   STOCKHOLDERS' EQUITY:

     THE  MAJORITY  STOCKHOLDERS'  EQUITY AS OF DECEMBER 31 IS ANALYZED AS
FOLLOWS:

                                                                    2004                                 2003
                                                     -----------------------------------  ------------------------------------
                                                      NOMINAL PESOS     RESTATED PESOS       NOMINAL PESOS     RESTATED PESOS
                                                     ---------------  ------------------  ------------------  ----------------
CAPITAL STOCK ISSUED                                  Ps. 2,524,174     Ps.   9,570,506     Ps.   1,618,060    Ps.  8,633,472
ADDITIONAL PAID-IN CAPITAL                                3,841,792           4,076,581           3,841,792         4,076,581
LEGAL RESERVE                                               802,231           1,524,548             622,401         1,335,383
RESERVE FOR REPURCHASE OF SHARES                          2,255,655           5,559,308           2,255,655         5,559,308
UNAPPROPRIATED EARNINGS                                   3,668,897          11,533,617           5,358,748        13,465,635
CUMULATIVE GAIN ON ISSUANCE OF SHARES OF ASSOCIATES       3,475,741           3,815,685           3,464,006         3,803,950
CUMULATIVE EFFECT OF DEFERRED TAXES                      (2,197,681)         (2,890,246)         (2,197,681)       (2,890,246)
COMPREHENSIVE LOSS                                         --                (3,487,502)           --              (3,273,678)
NET INCOME FOR THE PERIOD                                  --                 4,316,743           3,596,603         3,783,295
SHARES REPURCHASED                                       (5,760,937)         (6,294,667)         (5,847,503)       (6,673,171)
                                                                      ------------------                      ----------------
EQUITY                                                                  Ps.  27,724,573                        Ps. 27,820,529
                                                                      ==================                      ================


     ON APRIL 16, 2004, THE SHAREHOLDERS OF THE COMPANY APPROVED A DIVIDEND PAYMENT IN THE AMOUNT OF PS.3,850,000 (NOMINAL), WHICH WAS PAID IN CASH ON MAY 21 2004, AS FOLLOWS: A DIVIDEND OF PS.1.21982800845 PER CPO, AND A DIVIDEND OF PS.0.40660933615 PER FORMER SERIES "A" SHARE (NOT IN THE FORM OF A CPO AND BEFORE THE RECAPITALIZATION).

     ON APRIL 16, 2004, THE SHAREHOLDERS OF THE COMPANY APROVED A RESTRUCTURING OF THE COMPANY'S CAPITAL STOCK (THE "RECAPITALIZATION"), WHICH COMPRISED THE FOLLOWING: (I) A 25-FOR-ONE STOCK SPLIT, WHICH BECAME EFFECTIVE ON JULY 26, 2004 (ALL THE COMPANY'S SHARE DATA IN THESE FINANCIAL STATEMENTS ARE PRESENTED ON A POST-SPLIT BASIS); (II) THE CREATION OF THE SERIES "B" SHARES; (III) A 14-FOR-25 STOCK DIVIDEND IN THE AMOUNT OF PS.937,034 (NOMINAL OF PS.906,114); AND (IV) AN INCREASE IN THE NUMBER OF SHARES REPRESENTED BY EACH OUSTANDING CPO. THE RECAPITALIZATION INCREASED THE NUMBER OF THE COMPANY'S SHARES BY A FACTOR OF 39 ON A PRE-SPLIT BASIS BUT DID NOT AFFECT THE COMPANY'S TOTAL EQUITY OR DILUTE THE EQUITY INTEREST OF ANY SHAREHOLDER.

     THE  NUMBER  OF  SHARES   DISCLOSED   IN  THESE  NOTES   REFLECTS  THE
RECAPITALIZATION OF THE COMPANY'S CAPITAL STOCK, WHICH BECAME EFFECTIVE ON JULY 26, 2004, THROUGH THE EXCHANGE OF OLD AND NEW SHARES.

     IN THE FOURTH QUARTER OF 2004, THE COMPANY ISSUED 79,956,795 ADDITIONAL CPOS BY COMBINING 1,998,919,875 SERIES "A" SHARES, 1,759,049,490 SERIES "B" SHARES, 2,798,487,825 SERIES "D" SHARES, AND 2,798,487,825
SERIES "L"  SHARES,  NOT IN THE FORM OF CPOS,  AND  ACQUIRED BY A COMPANY'S
SUBSIDIARY (EQUIVALENT TO 3,445,919 CPOS) AND A TRUST OF THE COMPANY (EQUIVALENT TO 76,510,876 CPOS).

     AS OF DECEMBER 31, 2004, THE NUMBER OF SHARES AUTHORIZED AND ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

                                    AUTHORIZED
SHARES                              AND ISSUED             REPURCHASED           OUTSTANDING
--------------------------   ----------------------  --------------------  ---------------------
SERIES "A"                         124,736,244,175        10,127,858,935        114,608,385,240
SERIES "B"                          60,269,682,796         5,980,064,337         54,289,618,459
SERIES "D"                          92,133,721,715         5,763,932,389         86,369,789,326
SERIES "L"                          92,133,721,715         5,763,932,389         86,369,789,326
                             ----------------------  --------------------  ---------------------
                                   369,273,370,401        27,635,788,050        341,637,582,351
                             ======================  ====================  =====================

CPOS                                 2,319,505,891           164,683,781          2,154,822,110
                             ======================  ====================  ======================


     THE COMPANY'S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF DECEMBER 31, 2004, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS' EQUITY AS
FOLLOWS:

                                                                   A, B, D, AND L SHARES
                                                ----------------------------------------------------
                                                   IN THE FORM          NOT IN THE
                                                     OF CPOS           FORM OF CPOS         TOTAL         NET COST
                                                --------------------------------------------------------------------
REPURCHASE PROGRAM                                  1,812,634,200          -             1,812,634,200    (385,078)
OWNED BY A COMPANY'S SUBSIDIARY                     8,503,595,685         537,563,559    9,041,159,244  (1,838,806)
ACQUIRED BY A COMPANY'S TRUST                       8,951,772,492       7,830,222,114   16,781,994,606  (4,051,283)
ADVANCE FOR ACQUISITION OF SHARES                       -                  -                 -             (22,522)
                                                --------------------------------------------------------------------
                                                   19,268,002,377       8,367,785,673   27,635,788,050  (6,297,689)
                                                ====================================================================


     IN CONNECTION WITH THE COMPANY'S PROGRAM FOR REPURCHASE OF SHARES, IN THE YEAR ENDED DECEMBER 31, 2004 THE COMPANY REPURCHASED 1,813,102,200
SHARES IN THE FORM OF 15,496,600 CPOS IN THE AMOUNT OF PS.390,106 (PS.376,618 NOMINAL), AND RESOLD 468,000 SHARES IN THE FORM OF 4,000 CPOS IN THE AMOUNT OF PS.101.

     IN THE YEAR ENDED DECEMBER 31, 2004, THE GROUP SOLD 4,975,807,356 SHARES IN THE FORM OF 42,528,268 CPOS, IN THE AMOUNT OF PS.586,088
(PS.566,854  NOMINAL) IN  CONNECTION  WITH THE COMPANY'S  STOCK  REPURCHASE
PLAN.

6.   REPURCHASE OF SHARES:

     AS OF DECEMBER 31, 2004 THE COMPANY MAINTAINS A RESERVE FOR REPURCHASE OF SHARES, WHICH WAS APPROVED BY THE SHAREHOLDERS OF THE COMPANY IN PRIOR YEARS BY APPROPRIATING FROM ACCUMULATED EARNINGS THE AMOUNT OF PS.6,959,847. THIS RESERVE WAS USED IN 1999, 2000 AND 2003 IN THE AMOUNT OF PS.286,165, PS.639,692 AND PS.474,682, RESPECTIVELY, IN CONNECTION WITH THE REPURCHASE OF SHARES IN THOSE YEARS.

     IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.   INTEGRAL COST OF FINANCING:

     INTEGRAL COST OF FINANCING FOR THE YEARS ENDED DECEMBER 31,  CONSISTED
OF:

                                                  2004                2003
                                            ----------------   ----------------
INTEREST EXPENSE (1)                        Ps.  2,095,384     Ps.  1,447,183
INTEREST INCOME                                   (656,511)          (683,626)
FOREIGN EXCHANGE (GAIN) LOSS, NET (2)               92,109           (203,392)
LOSS (GAIN) FROM MONETARY POSITION (3)             (14,824)            86,261
                                            ----------------   ----------------
                                            Ps.  1,516,158     Ps.    646,426
                                            =================  ================

(1) INTEREST EXPENSE IN 2004 INCLUDES PS.202,484 DERIVED FROM THE UDI INDEX RESTATEMENT OF THE COMPANY'S UDI-DENOMINATED DEBT SECURITIES AND A NET GAIN FROM RELATED DERIVATIVE CONTRACTS OF PS.30,375 AND IN 2003 INCLUDES PS.146,563 DERIVED FROM THE RESTATEMENT OF THE COMPANY'S UDI-DENOMINATED DEBT SECURITIES.
(2) NET FOREIGN EXCHANGE LOSS IN 2004 INCLUDES A NET LOSS FROM FOREIGN CURRENCY DERIVATIVE CONTRACTS OF PS.96,261 AND NET FOREIGN EXCHANGE GAIN IN 2003 INCLUDES A NET LOSS FROM FOREIGN CURRENCY OPTION CONTRACTS OF PS.18,750. A FOREIGN EXCHANGE GAIN IN 2004 OF PS.42,643, AND A FOREIGN EXCHANGE LOSS IN 2003 OF PS.493,333 WERE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION AND RECOGNIZED IN STOCKHOLDERS' EQUITY AS OTHER COMPREHENSIVE LOSS.
(3) THE GAIN OR LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NCPI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2004 AND 2003 OF PS.181,744 AND PS.142,683, RESPECTIVELY, ARISING FROM TEMPORARY DIFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.

8.    DEFERRED TAXES:

     THE DEFERRED INCOME TAX LIABILITY AS OF DECEMBER 31, WAS DERIVED FROM:

                                                   2004             2003
                                           -----------------  -----------------
ASSETS:
ACCRUED LIABILITIES                         Ps.     570,084    Ps.     529,292
GOODWILL                                            853,023            876,447
TAX LOSS CARRYFORWARDS                              996,397            901,285
ALLOWANCE FOR DOUBTFUL ACCOUNTS                     414,232            371,958
CUSTOMER ADVANCES                                 1,504,999          1,528,369
                                           -----------------  -----------------
                                                  4,338,735          4,207,351
                                           -----------------  -----------------
LIABILITIES:
INVENTORIES                                        (732,271)        (1,333,103)
PROPERTY, PLANT AND EQUIPMENT - NET              (1,238,913)        (1,293,549)
OTHER ITEMS                                      (1,256,371)          (420,716)
INNOVA                                           (1,568,519)        (1,661,285)
                                           -----------------  -----------------
                                                 (4,796,074)        (4,708,653)
                                           -----------------  -----------------
DEFERRED INCOME TAX OF MEXICAN COMPANIES           (457,339)          (501,302)
DEFERRED TAX OF FOREIGN SUBSIDIARIES               (301,537)          (393,553)
ASSETS TAX                                        1,250,616          1,952,028
VALUATION ALLOWANCE                              (2,223,528)        (2,364,941)
RECOVERABLE INCOME TAX FROM REPURCHASE
  OF SHARES                                         214,345           -
                                           -----------------  -----------------
DEFERRED INCOME TAX LIABILITY                    (1,517,443)        (1,307,768)
EFFECT ON CHANGE OF INCOME TAX RATES                183,421             93,387
                                           -----------------  -----------------
DEFERRED TAX LIABILITY OF CONTINUING
  OPERATIONS                                Ps.  (1,334,022)   Ps.  (1,214,381)
                                           =================  =================


9. EXTRAORDINARY ITEMS:

     NO EXTRAORDINARY ITEMS, AS DEFINED BY MEXICAN GAAP BULLETIN A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003.

10.  DISCONTINUED OPERATIONS:

     NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN GAAP BULLETIN C-15 "IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL", WERE RECOGNIZED IN INCOME FOR THE YEAR ENDED DECEMBER 31, 2004.

     IN 2003 THE GROUP INCURRED IN ADDITIONAL COSTS AND EXPENSES RELATED TO THE DISPOSAL OF ITS MUSIC RECORDING OPERATIONS IN THE AMOUNT OF PS.67,487, NET OF AN INCOME TAX BENEFIT OF PS.31,758.

11.  CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

     EFFECTIVE APRIL 1, 2004 THE GROUP ADOPTED THE GUIDELINES OF FIN 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES," AS PERMITTED BY MEXICAN GAAP BULLETIN A-8, "SUPPLEMENTARY APPLICATION OF INTERNATIONAL ACCOUNTING STANDARDS." FIN 46, WHICH BECAME EFFECTIVE IN 2004, ADDRESSES CONSOLIDATION BY BUSINESS ENTERPRISES OF VARIABLE INTEREST ENTITIES, OR "VIES". UNDER PREVIOUS GUIDANCE, A COMPANY GENERALLY INCLUDED ANOTHER ENTITY IN ITS CONSOLIDATED FINANCIAL STATEMENTS ONLY IF IT CONTROLLED THE ENTITY THROUGH VOTING INTERESTS. FIN 46 REQUIRES A VARIABLE INTEREST ENTITY TO BE CONSOLIDATED BY A COMPANY IF THAT COMPANY IS THE "PRIMARY BENEFICIARY" OF THE ENTITY. THE PRIMARY BENEFICIARY IS SUBJECT TO A MAJORITY OF THE RISK OF LOSS FROM THE VIES' ACTIVITIES, OR IS ENTITLED TO RECEIVE A MAJORITY OF THE VIES' RESIDUAL RETURN, OR BOTH. THE GROUP IDENTIFIED INNOVA AS A VARIABLE INTEREST ENTITY, AND THE GROUP AS THE PRIMARY BENEFICIARY OF THE INVESTMENT IN INNOVA, UNDER THE SCOPE OF FIN 46, AND THEREFORE, BEGINNING APRIL 1, 2004, THE GROUP BEGAN TO INCLUDE IN ITS CONSOLIDATED FINANCIAL STATEMENTS THE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF INNOVA. BEFORE ADOPTING FIN 46, THE GROUP ACCOUNTED FOR ITS INVESTMENT IN INNOVA BY APPLYING THE EQUITY METHOD, AND RECOGNIZED EQUITY IN LOSSES IN EXCESS OF ITS INVESTMENT UP TO THE AMOUNT OF THE GUARANTEES MADE BY THE GROUP IN CONNECTION WITH CERTAIN CAPITAL LEASE OBLIGATIONS OF INNOVA.

     AS A RESULT OF THIS ACCOUNTING CHANGE, THE GROUP RECOGNIZED AT APRIL 1, 2004, A CONSOLIDATED CUMULATIVE LOSS EFFECT OF PS.1,021,590, NET OF INCOME TAX IN THE AMOUNT OF PS.309,094, IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2004, IN CONNECTION WITH INNOVA'S ACCUMULATED LOSSES NOT RECOGNIZED BY THE GROUP IN 2001, 2002, 2003 AND THE FIRST QUARTER OF 2004.

     NO CUMULATIVE EFFECT OF ACCOUNTING CHANGE WAS RECOGNIZED IN INCOME FOR THE YEAR ENDED DECEMBER 31, 2003.


12.  QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

     THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED DECEMBER 31, 2004 ARE AS FOLLOWS:

                            HISTORICAL NET RESULT (1)                                   RESTATED NET RESULT
                       -------------------------------------                    -------------------------------------
                                                                 INDEX AT END
      QUARTER                 ACCUMULATED        QUARTER           OF PERIOD         ACCUMULATED          QUARTER
---------------------  --------------------  ---------------  ----------------   -----------------   -----------------
1 / 04                       Ps.   472,041    Ps.    472,041           108.672       Ps.   488,886      Ps.   488,886
2 / 04                             933,883           461,560           108.737             966,631            477,745
3 / 04                           2,387,396         1,437,496           110.602           2,429,444          1,462,813
4 / 04                           4,316,743         1,887,299           112.550           4,316,743          1,887,299

(1) AS REPORTED IN EACH QUARTER.




13. INFORMATION BY SEGMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 WERE AS FOLLOWS:

                                                                INTERSEGMENT           CONSOLIDATED          OPERATING INCOME
                                         TOTAL REVENUES           REVENUES               REVENUES                 (LOSS)
                                        ------------------   --------------------   --------------------   ---------------------
2004:
TELEVISION BROADCASTING                  Ps.   17,101,942          Ps.   409,905       Ps.   16,692,037         Ps.   6,721,082
PAY TELEVISION NETWORKS                           800,784                112,141                688,643                 277,743
PROGRAMMING EXPORTS                             1,917,307             -                       1,917,307                 724,530
PUBLISHING                                      2,093,365                  4,979              2,088,386                 401,227
PUBLISHING DISTRIBUTION                         1,573,979                  8,121              1,565,858                 (48,341)
SKY MEXICO                                      3,636,946                 42,994              3,593,952                 771,690
CABLE TELEVISION                                1,127,924                  3,524              1,124,400                  74,314
RADIO                                             295,766                 49,353                246,413                  12,843
OTHER BUSINESSES                                1,497,520                100,263              1,397,257                (221,277)
ELIMINATIONS AND CORPORATE EXPENSES              (731,280)              (731,280)             -                        (155,975)
                                        ------------------   --------------------   --------------------   ---------------------
CONSOLIDATED TOTAL                       Ps.   29,314,253          Ps.         -       Ps.   29,314,253         Ps.   8,557,836
                                        ==================   ====================   ====================   =====================

2003:
TELEVISION BROADCASTING                  Ps.   16,185,710          Ps.    73,751       Ps.   16,111,959         Ps.   5,908,637
PAY TELEVISION NETWORKS                           735,996                 58,777                677,219                 120,657
PROGRAMMING EXPORTS                             1,714,773             -                       1,714,773                 516,090
PUBLISHING                                      1,880,552                  1,700              1,878,852                 344,225
PUBLISHING DISTRIBUTION                         1,868,424                  6,960              1,861,464                 (12,225)
CABLE TELEVISION                                1,037,715                  5,125              1,032,590                 127,190
RADIO                                             262,247                 49,523                212,724                   7,310
OTHER BUSINESSES                                1,431,939                135,188              1,296,751                (495,057)
ELIMINATIONS AND CORPORATE EXPENSES              (331,024)              (331,024)             -                        (157,057)
                                        ------------------   --------------------   --------------------   ---------------------
CONSOLIDATED TOTAL                       Ps.   24,786,332          Ps.         -       Ps.   24,786,332         Ps.   6,359,770
                                        ==================   ====================   ====================   =====================




14.  REFINANCING:

     IN MAY 2004, THE COMPANY ENTERED INTO A LONG-TERM CREDIT AGREEMENT WITH A MEXICAN BANK IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.1,162.5
MILLION, WHICH MATURES IN 2009. THE ANNUAL INTEREST RATE OF THIS INDEBTEDNESS EQUALS 9.70% AND IS PAYABLE ON A MONTHLY BASIS. THE PROCEEDS OF THIS LOAN WERE USED BY THE COMPANY TO PREPAY ALL OF THE OUTSTANDING AMOUNTS OF THE U.S.$100 MILLION SYNDICATED LONG-TERM LOAN, WHICH ORIGINALLY MATURED IN 2005 AND 2006.

     IN OCTOBER 2004, THE COMPANY ENTERED INTO A LONG-TERM CREDIT AGREEMENT WITH A MEXICAN BANK IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.2,000.0 MILLION, WHICH MATURES IN 2010 (50%) AND 2012 (50%). THE ANNUAL INTEREST RATE OF THIS INDEBTEDNESS EQUALS 10.35% AND IS PAYABLE ON A MONTHLY BASIS. THE PROCEEDS OF THIS LOAN ARE INTENDED TO BE USED PRINCIPALLY TO REFINANCE A PORTION OF THE COMPANY'S DEBT MATURING IN 2005.

     IN DECEMBER 2004, INNOVA ENTERED INTO A LONG-TERM CREDIT AGREEMENT WITH A MEXICAN BANK IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.1,012.0 MILLION, WHICH MATURES IN 2010 (50%) AND 2011 (50%), AND IS GUARANTEED BY THE COMPANY AND NEWS CORPORATION AT 51% AND 49%, RESPECTIVELY. THE ANNUAL INTEREST RATE OF THIS INDEBTEDNESS EQUALS 10.55% AND IS PAYABLE ON A MONTHLY BASIS. THE NET PROCEEDS OF THIS LOAN WERE USED BY INNOVA TO PREPAY IN JANUARY 2005 ALL OF THE OUTSTANDING AMOUNTS OF THE U.S.$88.0 MILLION SENIOR NOTES, WHICH ORIGINALLY MATURED IN 2007. ACCORDINGLY, THIS U.S.$88.0 MILLION LONG-TERM DEBT HAS BEEN CLASSIFIED AS SHORT-TERM DEBT IN THE GROUP'S CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2004.


15.  DIVESTITURE OF MINORITY INTEREST INVESTMENT:

     IN APRIL 2004, THE COMPANY SOLD ITS 30% MINORITY INTEREST IN GRUPO EUROPRODUCCIONES, S.A., A TELEVISION PROGRAMMING PRODUCER IN SPAIN, IN THE AGGREGATE AMOUNT OF APPROXIMATELY 7,505 MILLION EUROS (PS.107,029) IN CASH. AS A RESULT OF THIS DISPOSAL, THE COMPANY RECOGNIZED A NET LOSS OF APPROXIMATELY 8,030 MILLION EUROS (PS.112,844) AS OTHER EXPENSE IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2004.


16.  DIRECTV TRANSACTIONS:

     ON OCTOBER 11, 2004, IN CONJUNCTION WITH A SERIES OF AGREEMENTS ENTERED INTO BY THE GROUP WITH DIRECTV GROUP, INC. ("DIRECTV") AND NEWS CORPORATION ("NEWS"), THE GROUP ANNOUNCED, AMONG OTHER MATTERS, THAT (A) DIRECTV MEXICO AGREED TO SELL ITS SUBSCRIBER LIST TO SKY MEXICO; (B) NEWS RECEIVED AN OPTION TO PURCHASE AN EQUITY STAKE IN SKY MEXICO; (C) THE GROUP WILL ACQUIRE 2/3 OF LIBERTY MEDIA'S 10% EQUITY INTEREST IN SKY MEXICO FOR A NET AMOUNT OF APPROXIMATELY U.S.$48.0 MILLION, WHILE NEWS HAS AGREED TO ACQUIRE THE REMAINING PORTION; AND (D) THE GROUP AGREED TO SELL, SUBJECT TO CERTAIN CONDITIONS, ITS 30% EQUITY INTEREST IN SKY MULTI-COUNTRY PARTNERS ("SMCP"), RELEASING THE GROUP FROM ITS SATELLITE TRANSPONDER GUARANTEE. AS A RESULT OF THESE TRANSACTIONS, THE GROUP'S EQUITY STAKE IN SKY MEXICO COULD BE MARGINALLY REDUCED FROM 60% TO 57%, AND NEWS' STAKE COULD INCREASE FROM 30% TO 43%. ADDITIONALLY, THE GROUP EXECUTED NEW AGREEMENTS FOR THE CARRIAGE OF THE GROUP'S CHANNELS ON SKY MEXICO AND DIRECTV LATIN AMERICA, AND SKY MEXICO HAS THE OPTION TO EXPLOIT THE DTH BUSINESS IN CENTRAL AMERICA AND CERTAIN CARIBBEAN COUNTRIES. AS A RESULT OF THESE TRANSACTIONS, THE GROUP CANCELLED, AS OF SEPTEMBER 30, 2004, THE PROVISION FOR ITS GUARANTEE IN CONNECTION WITH SATELLITE TRANSPONDERS OF SMCP IN THE AMOUNT OF APPROXIMATELY PS.353,299, AND RECOGNIZED RELATED INCOME AS EQUITY IN EARNINGS OF AFFILIATES IN THE THIRD QUARTER OF 2004. AS OF DECEMBER 31, 2004 THE SALE OF DIRECTV MEXICO'S SUSCRIBER LIST AND THE SALE OF THE GROUP'S 30% EQUITY INTEREST IN SMCP HAD NOT YET BEEN COMPLETED.

17.  SUBSEQUENT EVENT:

     ON MARCH 18, 2005, THE COMPANY ISSUED U.S.$400 MILLION AGGREGATE PRINCIPAL AMOUNT OF 6.625% SENIOR NOTES DUE 2025, WHICH WERE PRICED AT 98.081% FOR A YIELD TO MATURITY OF 6.802%. IN CONNECTION WITH THIS FINANCING, THE COMPANY ENTERED INTO A DERIVATIVE TRANSACTION TO HEDGE AGAINST INTEREST RATE INCREASES, NETTING THE YIELD TO MATURITY TO APPROXIMATELY 6.74%. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 6.97% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY. THE NET PROCEEDS OF THIS OFFERING, TOGETHER WITH CASH ON HAND, WERE USED TO FUND THE GROUP'S TENDER OFFERS MADE ON MARCH 15, 2005 FOR ANY OF THE U.S.$300 MILLION AGGREGATE PRINCIPAL AMOUNT OF 8.00% SENIOR NOTES DUE 2011 AND THE MEXICAN PESO EQUIVALENT OF THE AGGREGATE PRINCIPAL AMOUNT OF 8.15% UDI-DENOMINATED NOTES DUE 2007. THE TENDER OFFERS FOR THE SENIOR NOTES DUE 2011 AND THE UDI-DENOMINATED NOTES DUE 2007 EXPIRED ON MARCH 21, 2005 AND MARCH 23, 2005, RESPECTIVELY.


                             - - - - - - - - -


                                                    MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                                     QUARTER:     4      YEAR:   2004
GRUPO TELEVISA, S.A.

                                              ANALYSIS OF INVESTMENTS IN SHARES

                                                           ANNEX 3                                                   CONSOLIDATED
                                                                                                                   FINAL PRINTING
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                         TOTAL AMOUNT
                                                                                         %        (THOUSANDS OF MEXICAN PESOS)
                                                                      NUMBER         OWNERSHIP   --------------------------------
                COMPANY NAME (1)                MAIN ACTIVITIES      OF SHARES          (2)        ACQUISITION        BOOK
                                                                                                      COST          VALUE (3)
---------------------------------------------------------------------------------------------------------------------------------

SUBSIDIARIES
 1   CORPORATIVO VASCO DE QUIROGA,         PROMOTION AND                19,509,544        100.00       1,836,819       1,454,155
     S.A. DE C.V.                          DEVELOPMENT OF
                                           COMPANIES
 2   CVQ ESPECTACULOS, S.A. DE C.V.        PROMOTION AND                11,979,937        100.00       1,499,651         699,080
                                           DEVELOPMENT OF
                                           COMPANIES
 3   DTH EUROPA, S.A.                      PROMOTION AND                 1,080,182         90.25         780,220            (478)
                                           DEVELOPMENT OF
                                           COMPANIES
 4   EDITORA FACTUM, S.A. DE C.V.          PROMOTION AND               609,521,337        100.00       1,806,685       1,902,521
                                           DEVELOPMENT OF
                                           COMPANIES
 5   EDITORIAL TELEVISA, S.A. DE C.V.      PROMOTION AND                 1,037,498        100.00         823,582       1,631,906
                                           DEVELOPMENT OF
                                           COMPANIES
 6   FACTUM MAS, S.A. DE C.V.              PROMOTION AND             5,442,040,701        100.00       4,756,067        (600,231)
                                           DEVELOPMENT OF
                                           COMPANIES
 7   GRUPO DISTRIBUIDORAS INTERMEX,        DISTRIBUTION OF BOOKS       349,470,905        100.00         822,778         591,572
     S.A. DE C.V.                          AND MAGAZINES
 8   CAMPUS AMERICA, S.A. DE C.V.          PROMOTION AND               418,881,301        100.00         342,274      10,184,876
                                           DEVELOPMENT OF
                                           COMPANIES
 9   PROMO-INDUSTRIAS                      PROMOTION AND                   900,621        100.00          38,612         110,023
     METROPOLITANAS, S.A. DE C.V.          DEVELOPMENT OF
                                           COMPANIES
 10  SISTEMA RADIOPOLIS, S.A. DE C.V.      COMMERCIALIZATION OF         76,070,313         50.00         764,739         230,755
                                           RADIO PROGRAMMING
 11  TELEPARABOLAS, S.L.                   MAINTENANCE OF                    1,500        100.00             750             838
                                           PARABOLIC DISHES
 12  TELESISTEMA MEXICANO, S.A. DE C.V.    COMMERCIALIZATION OF        169,773,895        100.00      12,806,397      17,713,564
                                           TELEVISION
 13  TELEVISA ARGENTINA, S.A.              COMMERCIAL OPERATION          1,499,999        100.00         115,371          52,595
                                           OF TELEVISION
 15  TELEVISION INDEPENDIENTE DE           PROMOTION AND                32,989,789         99.98       2,864,972       5,007,319
     MEXICO, S.A. DE C.V.                  DEVELOPMENT OF
                                           COMPANIES

 16  CAPITALIZED INTEGRAL COST OF                                                1                                       210,188
     FINANCING, 1994

 17  CAPITALIZED INTEGRAL COST OF                                                1                                       397,671
     FINANCING, 1995

 18  CAPITALIZED INTEGRAL COST OF                                                1                                        27,508
     FINANCING, 1996

 19  CAPITALIZED INTEGRAL COST OF                                                1                                        21,595
     FINANCING, 1998

---------------------------------------------------------------------------------------------------------------------------------
     TOTAL INVESTMENT IN SUBSIDIARIES                                                                 29,258,917      39,635,457
---------------------------------------------------------------------------------------------------------------------------------

ASSOCIATES
 1   ARGOS COMUNICACION, S.A. DE C.V.      OPERATION AND/OR             33,000,000         15.30         137,000          31,560
                                           BROADCASTING OF T.V.
 2   DIBUJOS ANIMADOS MEXICANOS            PRODUCTION OF                 1,735,560         49.00           4,384             719
     DIAMEX, S.A. DE C.V.                  ANIMATED CARTOONS
 3   DTH TECHCO PARTNERS                   SERVICES FOR SATELLITE                1         30.00         127,939         139,479
                                           PAY TELEVISION
 4   EDITORIAL CLIO, LIBROS Y VIDEOS,      PUBLISHING AND PRINTING       2,627,050         30.00          26,270          11,948
     S.A. DE C.V.                          OF BOOKS AND
                                           MAGAZINES
 5   ENDEMOL MEXICO, S.A. DE C.V.          COMMERCIALIZATION OF          1,635,000         50.00           1,635          13,205
                                           TELEVISION
                                           PROGRAMMING
 6   EN VIVO ESPECTACULOS, S. DE R.L.      LIVE ENTERTAINMENT IN                 2        100.00           4,898           1,246
     DE C.V.                               MEXICO
 7   MAS FONDOS, S.A. DE C.V.              MUTUAL FUND DISTRIBUTION         99,758         46.55          99,758          50,331
                                           COMPANY
 8   OCESA ENTRETENIMIENTO, S.A. DE        LIVE ENTERTAINMENT IN        14,100,000         40.00       1,095,581         500,159
     C.V.                                  MEXICO
 9   SKY LATIN AMERICA PARTNERS            ADMINISTRATIVE SERV.                  1         30.00           1,974          10,854
                                           FOR THE DTH VENTURES
 10  TELEVISORA DEL YAQUI, S.A. DE C.V.    OPERATION AND/OR              4,124,986         15.00             412           6,055
                                           BROADCASTING OF T.V.
 11  TUTV, LLC                             COMMERCIALIZATION OF                  1         50.00          25,752          28,052
                                           TELEVISION PROGRAMMING
 12  UNIVISION COMMUNICATIONS, INC.        BROADCASTING OF T.V.         30,187,534          9.34       5,602,976       5,758,376
                                           SPANISH PROGRAMS

---------------------------------------------------------------------------------------------------------------------------------
     TOTAL INVESTMENT IN ASSOCIATES                                                                    7,128,579       6,551,984
---------------------------------------------------------------------------------------------------------------------------------
     OTHER PERMANENT INVESTMENTS                                                                                         205,738
---------------------------------------------------------------------------------------------------------------------------------
     TOTAL                                                                                                            46,393,179
---------------------------------------------------------------------------------------------------------------------------------


                                            MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                                               QUARTER:   4                 YEAR:   2004
GRUPO TELEVISA, S.A.

                                                    ANNEX 5
                                               CREDIT BREAKDOWN
                                         (Thousands of Mexican Pesos)
                                                                                                         CONSOLIDATED
AUDITED INFORMATION                                                                                    FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------
                                                                                               Denominated
                                                                                                 In Pesos
                                                                                     ---------------------------------
                   Credit Type / Institution                    Amortization Interest     Until 1        More Than
                                                                    Date       Rate         Year           1 Year
----------------------------------------------------------------------------------------------------------------------
BANKS
----------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
BANAMEX, S.A.                                                    4/23/2012      10.35                       2,000,000
BANAMEX, S.A.                                                    5/21/2009       9.70                       1,162,460
HSBC MEXICO, S.A.                                                12/2/2011      10.55                       1,012,000
BANAMEX, S.A.                                                     5/1/2008       8.93                         720,000
BANCA SERFIN, S.A.                                               5/15/2006       9.41      64,000              32,000
BNP PARIBAS                                                     11/20/2009       3.13
BANK OF AMERICA                                                  3/31/2010       3.81
SUNTRUST BANK MIAMI, NATIONAL                                     4/1/2008       4.54
BANCO DE BILBAO VIZCAYA, S.A.                                    1/30/2006       5.86
LEASING DE COLOMBIA                                              6/28/2009      13.27
LEASING DE OCCIDENTE                                             4/29/2007      17.62
LEASING DE OCCIDENTE                                             3/19/2005      13.90
SANTANDER CENTRAL HISPANO LEASING, S.A.                          1/24/2006      14.74
LEASING DEL VALLE                                                1/14/2005      14.45


----------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                                                64,000           4,926,460
----------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
----------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
------------------------------------------------------------
HOLDERS                                                          5/13/2006      12.49
HOLDERS                                                           8/8/2005       9.07
HOLDERS                                                          9/13/2011       8.41
HOLDERS                                                          3/11/2032       8.94
HOLDERS                                                           4/1/2007      13.54
HOLDERS                                                          9/19/2013       9.86
UDI DENOMINATED-NOTES                                            4/13/2007       8.15                       3,838,729
----------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                                                            -           3,838,729
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
SUPPLIERS
----------------------------------------------------------------------------------------------------------------------
VARIOUS                                                         12/31/2005                947,525
----------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                                                           947,525                   -
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
----------------------------------------------------------------------------------------------------------------------
VARIOUS                                                          9/30/2015              1,067,029             116,598
----------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                                                       1,067,029             116,598
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                                                        2,078,554           8,881,787
----------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------------
                                                         Amortization of Credits in Foreign Currency With National Entities
                                                                                  (Thousands of $)
                                                     ---------------------------------------------------------------------------
                                                                                   Time Interval
                                                     ---------------------------------------------------------------------------
              Credit Type / Institution                Current       Until 1      Until 2     Until 3    Until 4     Until 5
                                                         Year         Year          Year       Year        Year        Year
--------------------------------------------------------------------------------------------------------------------------------
BANKS
--------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
BANAMEX, S.A.
BANAMEX, S.A.
HSBC MEXICO, S.A.
BANAMEX, S.A.
BANCA SERFIN, S.A.
BNP PARIBAS
BANK OF AMERICA
SUNTRUST BANK MIAMI, NATIONAL
BANCO DE BILBAO VIZCAYA, S.A.
LEASING DE COLOMBIA
LEASING DE OCCIDENTE
LEASING DE OCCIDENTE
SANTANDER CENTRAL HISPANO LEASING, S.A.
LEASING DEL VALLE


--------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                               -            -              -          -           -           -
--------------------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
--------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
-----------------------------------------
HOLDERS
HOLDERS
HOLDERS
HOLDERS
HOLDERS
HOLDERS
UDI DENOMINATED-NOTES
--------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                      -            -              -          -           -           -
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
--------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                             815,594
--------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                           -         815,594           -          -           -           -
--------------------------------------------------------------------------------------------------------------------------------





--------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
--------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                   0         583,234      354,705         0           0           0
--------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                                   583,234      354,705
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                          -       1,398,828      354,705         -           -           -
--------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
                                                Amortization of Credits in Foreign Currency With Foreign Entities (Thousands of $)
                                             ---------------------------------------------------------------------------------------
                                                                                     Time Interval
                                             ---------------------------------------------------------------------------------------
    Credit Type / Institution                  Current       Until 1     Until 2      Until 3         Until 4          Until 5
                                                 Year         Year        Year          Year            Year             Year
------------------------------------------------------------------------------------------------------------------------------------
BANKS
------------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
BANAMEX, S.A.
BANAMEX, S.A.
HSBC MEXICO, S.A.
BANAMEX, S.A.
BANCA SERFIN, S.A.
BNP PARIBAS                                                  13,724       13,724        12,961         8,337             5,041
BANK OF AMERICA                                                 559          559           558           558            28,700
SUNTRUST BANK MIAMI, NATIONAL                                 4,669        4,460         4,459         4,251
BANCO DE BILBAO VIZCAYA, S.A.                                 2,184          376
LEASING DE COLOMBIA                                             499          501            40            47               55
LEASING DE OCCIDENTE                                            156          184           124
LEASING DE OCCIDENTE                                            320
SANTANDER CENTRAL HISPANO LEASING, S.A.                          65            6
LEASING DEL VALLE                                                 3


------------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS
                                                     -       22,179       19,810        18,142        13,193            33,796
------------------------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
------------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
--------------------------------------------
HOLDERS                                                                   59,569
HOLDERS                                                   2,229,800
HOLDERS                                                                                                              3,344,700
HOLDERS                                                                                                              3,344,700
HOLDERS                                                     981,112
HOLDERS                                                                                                              3,344,700
UDI DENOMINATED-NOTES
------------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                 -    3,210,912       59,569             0             0        10,034,100
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
------------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                     372,131
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                      -      372,131            -             -             -                 -
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
------------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                              0      140,611      200,022        88,940        99,724         1,056,630
------------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                           140,611      200,022        88,940        99,724         1,056,630
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                     -    3,745,833      279,401       107,082       112,917        11,124,526
------------------------------------------------------------------------------------------------------------------------------------
NOTES
     THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY
     WERE AS FOLLOWS:

                                 $    11.1490   PESOS PER U.S. DOLLAR
                                       0.0046   PESOS PER COLOMBIAN PESO
                                      15.2500   PESOS PER EURO

THE NOTES PAYABLE PRESENTED IN THIS ANNEX WITH A MATURITY DATE OF APRIL 1 , 2007
ARE CLASSIFIED AS A SHORT-TERM LIABILITY AS THEY WERE PREPAID IN JANUARY 2005 AS
DESCRIBED IN THE NOTES TO FINANCIAL STATEMENTS (ANNEX 2).



                                               MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                         QUARTER:     4      YEAR:   2004
GRUPO TELEVISA, S.A.

                                        MONETARY FOREIGN CURRENCY POSITION
                                           (Thousands of Mexican Pesos)

                                                     ANNEX 6                                             CONSOLIDATED
AUDITED INFORMATION                                                                                    FINAL PRINTING
---------------------------------------------------------------------------------------------------------------------
                                    DOLLARS (1)                            OTHER CURRENCIES (1)              TOTAL
                                  ---------------------------------------------------------------------
             TRADE BALANCE           THOUSANDS        THOUSANDS         THOUSANDS        THOUSANDS         THOUSANDS
                                     OF DOLLARS        OF PESOS        OF DOLLARS         OF PESOS         OF PESOS
---------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                            653,794        7,289,149           40,542          452,003         7,741,152
LIABILITIES POSITION                  1,513,640       16,875,572           26,698          297,656        17,173,228
SHORT-TERM LIABILITIES POSITION         439,721        4,902,449           26,204          292,148         5,194,597

LONG-TERM LIABILITIES POSITION        1,073,919       11,973,123              494            5,508        11,978,631

---------------------------------------------------------------------------------------------------------------------
NET BALANCE                            (859,846)      (9,586,423)          13,844          154,347        (9,432,076)
---------------------------------------------------------------------------------------------------------------------

NOTES

(1) THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS:

        $     11.1490  PESOS PER U.S. DOLLAR
              15.2500  PESOS PER EURO
               3.7475  PESOS PER ARGENTINEAN PESO
               0.0200  PESOS PER CHILEAN PESO
               0.0046  PESOS PER COLOMBIAN PESO
               3.3959  PESOS PER PERUVIAN NUEVO SOL
              21.5200  PESOS PER POUNDS STERLING
              11.1490  PESOS PER ECUADORIAN SUCRE
              11.1490  PESOS PER PANAMANIAN BALBOA
               0.0058  PESOS PER VENEZUELAN BOLIVAR

THIS INFORMATION IS REPRESENTED ON A CONSOLIDATED BASIS AND INCLUDES,
ACCORDINGLY, INFORMATION OF FOREIGN SUBSIDIARIES.


                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                           QUARTER:     4      YEAR:   2004
GRUPO TELEVISA, S.A.

                                   RESULT FROM MONETARY POSITION (1)
                                     (Thousands of Mexican Pesos)

                                              ANNEX 7                                      CONSOLIDATED
AUDITED INFORMATION                                                                      FINAL PRINTING
-------------------------------------------------------------------------------------------------------
                                                     (ASSET) LIABILITY                    MONTHLY
        MONTH            MONETARY       MONETARY         MONETARY         MONTHLY          PROFIT
                          ASSETS       LIABILITIES       POSITION        INFLATION       AND (LOSS)
-------------------------------------------------------------------------------------------------------

JANUARY               28,435,606      22,176,571        (6,259,035)          0.00          (38,900)

FEBRUARY              27,713,141      20,084,504        (7,628,637)          0.00          (45,627)

MARCH                 26,256,111      21,431,109        (4,825,002)          0.00          (16,347)

APRIL                 28,415,500      34,291,191         5,875,691           0.00            8,866

MAY                   28,545,301      36,296,282         7,750,981           0.00          (19,439)

JUNE                  21,597,252      32,956,030        11,358,778           0.00           18,197

JULY                  22,201,265      33,468,519        11,267,254           0.00           29,531

AUGUST                21,957,440      32,871,531        10,914,091           0.00           67,373

SEPTEMBER             21,170,998      33,915,941        12,744,943           0.00          105,375

OCTOBER               30,784,922      33,970,928         3,186,006           0.00           22,063

NOVEMBER              32,646,219      36,543,410         3,897,191           0.00           33,243

DECEMBER              33,972,545      36,679,323         2,706,778           0.00            5,589

RESTATEMENT:                                                     -                             956

CAPITALIZATION:                                                  -                               -

FOREIGN CORP.:                                                   -                          26,777

OTHER                                                            -                        (182,833)

-------------------------------------------------------------------------------------------------------
TOTAL                                                                                       14,824
-------------------------------------------------------------------------------------------------------

NOTES

     THE AMOUNT REFLECTED IN "OTHER" INCLUDES PS.181,744 FROM MONETARY
     POSITION DERIVED FROM DEFERRED TAXES, WHICH WAS CLASSIFIED IN THE
     DEFERRED INCOME TAX PROVISION IN ACCORDANCE WITH THE GUIDELINES
     PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES.


                           MEXICAN STOCK EXCHANGE
                                SIFIC/ICS

STOCK EXCHANGE CODE:  TLEVISA                     QUARTER:   4    YEAR:   2004
GRUPO TELEVISA, S.A.

      CONVENANTS ON BONDS AND MEDIUM-TERM NOTES LISTED IN STOCK MARKET

                                   ANNEX 8                        CONSOLIDATED
AUDITED INFORMATION                                             FINAL PRINTING
------------------------------------------------------------------------------
          FINANCIAL RESTRICTIONS BASED IN ISSUED DEBT AND/OR TITLE
------------------------------------------------------------------------------

     THE AGREEMENTS OF THE U.S.$200 MILLION, U.S.$300 MILLION AND U.S.$300 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A. WITH MATURITIES IN 2005, 2011 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

     THE AGREEMENTS OF THE U.S.$88 MILLION SENIOR NOTES AND THE U.S.$300 MILLION SENIOR NOTES ISSUED BY INNOVA, S. DE R.L. DE C.V. ("INNOVA") WITH MATURITIES IN 2007 AND 2013, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF INNOVA AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS, LIENS, SALES AND LEASEBACKS, RESTRICTED PAYMENTS, ASSET SALES, AND CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

------------------------------------------------------------------------------

------------------------------------------------------------------------------
                 ACTUAL SITUATION OF FINANCIAL RESTRICTIONS
------------------------------------------------------------------------------

     AT DECEMBER 31, 2004, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

                    ------------------------------------
                       C.P. JORGE LUTTEROTH ECHEGOYEN
                         CONTROLLER, VICE-PRESIDENT






                        MEXICO, D.F. APRIL 29, 2005


------------------------------------------------------------------------------


                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                            QUARTER:     4      YEAR:   2004
GRUPO TELEVISA, S.A.

                          PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                                  ANNEX 9                                   CONSOLIDATED
AUDITED INFORMATION                                                                       FINAL PRINTING
---------------------------------------------------------------------------------------------------------

         PLANT OR CENTER                    ECONOMIC ACTIVITY                 PLANT           UTILIZATION
                                                                           CAPACITY (1)           (%)
---------------------------------------------------------------------------------------------------------
TELEVISION:                                                                        0                  0
CORPORATIVO SANTA FE              HEADQUARTERS                                      0                  0
TELEVISA SAN ANGEL                PRODUCTION AND BROADCASTING PROGRAMMING.          0                  0
TELEVISA CHAPULTEPEC              PRODUCTION AND BROADCASTING PROGRAMMING.          0                  0
REAL ESTATE                       LAND AND UNOCCUPIED, BUILDING,                    0                  0
                                  PARKING LOTS, ADMINISTRATIVE                      0                  0
                                  OFFICES, RADIO ANTENNAS,                          0                  0
                                  TELEVISION STATIONS FACILITIES.                   0                  0
TRANSMISSION STATIONS             BROADCASTER STATIONS.                             0                  0
PUBLISHING:                                                                         0                  0
EDITORIALS                        ADMINISTRATION, SALES, PRODUCTION,                0                  0
                                  STORAGE AND DISTRIBUTION OF                       0                  0
                                  MAGAZINES AND NEWSPAPERS.                         0                  0
RADIO:                                                                              0                  0
SISTEMA RADIOPOLIS, S.A. DE C.V.  BROADCASTER STATIONS.                             0                  0
CABLE TELEVISION:                                                                   0                  0
CABLEVISION, S.A. DE C.V.         CABLE TELEVISION, SIGNAL CONDUCTION               0                  0
                                  AND TRANSMISSION EQUIPMENT.                       0                  0
OTHER BUSINESSES:                                                                   0                  0
IMPULSORA DEL DEPORTIVO           SOCCER, SOCCER TEAMS, TRAINING                    0                  0
NECAXA, S.A. DE C.V. AND CLUB     FACILITIES, ADMINISTRATIVE OFFICES AND            0                  0
DE FUTBOL AMERICA, S.A. DE C.V.   THE AZTECA STADIUM.                               0                  0
---------------------------------------------------------------------------------------------------------

NOTES


                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                QUARTER:     4      YEAR:   2004
GRUPO TELEVISA, S.A.

                                          MAIN RAW MATERIALS

                                                ANNEX 10                                        CONSOLIDATED
AUDITED INFORMATION                                                                           FINAL PRINTING
------------------------------------------------------------------------------------------------------------
                                MAIN                                    MAIN         DOM.        COST
       DOMESTIC               SUPPLIERS            FOREIGN           SUPPLIERS      SUBST.    PRODUCTION
                                                                                                  (%)
------------------------------------------------------------------------------------------------------------

PROGRAMS AND FILMS      ANIME CREATIVE
                        CORPORATION                                                                    0.60
                        CIMA FILMS, S.A.
                        DE C.V.                                                                        0.06
                        CINEMAS LUMIERE,
                        S.A. DE C.V.                                                                   0.03
                        CINEMATOGRAFICA
                        RODRIGUEZ, S.A.                                                                0.18
                        COMAREX, S.A.
                        DE C.V.                                                                        0.09
                        CHURUBUSCO, S.A.                                                               0.05
                        DIANA INTERNACIO-
                        NAL  FILMS, S.A.                                                               0.10
                        DISTRIBUIDORA RO-
                        MARI, S.A. DE C.V.                                                             2.06
                        FILMADORA MEXI-
                        CANA, S.A.                                                                     0.01
                        GRUPO GALINDO,
                        S.A. DE C.V.                                                                   0.07
                        GUIAS, S.A. DE C.V.                                                            0.21
                        GUSSI, S.A. DE C.V.                                                            3.15
                        NUVISION, S.A.                                                                 0.99
                        ORO FILMS,
                        S.A. DE C.V.                                                                   0.22
                        PELICULAS  RODRI-
                        GUEZ, S.A.                                                                     0.69
                        PELICULAS Y VI-
                        DEOS INTERNACIO-
                        NALES, S.A.                                                                    0.03
                        PRODUCCIONES
                        AGUILA,S.A.                                                                    0.16
                        PRODUCCIONES
                        ALFA AUDIOVISUAL                                                               0.07
                        PRODUCCIONES
                        GONZALO ELVIRA                                                                 0.17
                        QUALITY FILMS, S.A.                                                            0.07
                        SECINE, S.A. DE C.V.                                                           0.51
                        TELE ALIANZA,
                        S.A. DE C.V.                                                                   0.03
                        UNION INTERNACIO-
                        NAL, S.A. DE C.V.                                                              0.12
                        OTHER                                                                          0.69
                                              PROGRAMS AND FILMS 4KIDS ENTERTAIN-
                                                                 MENT                 NO               0.24
                                                                 ABC DISTRIBUTION
                                                                 COMPANY              NO               0.39
                                                                 ALFRED HABER
                                                                 DISTRIBUTION, INC.   NO               0.53
                                                                 ALLIANCE ATLAN
                                                                 TIS INTERNATIONAL    NO               0.80
                                                                 AMERICA PRO-
                                                                 DUCCIONES, S.A.      NO               2.46
                                                                 BBC WORDLWIDE
                                                                 AMERICAS, INC.       NO               0.10
                                                                 BETAFILM GMBH
                                                                 & CO.                NO               1.02
                                                                 BEVERLY HILLS
                                                                 ENTERTAINMENT        NO               0.21
                                                                 BKN INTERNA-
                                                                 CIONAL, INC.         NO               0.20
                                                                 BUENAVISTA
                                                                 INTERNATIONAL
                                                                 INC.                 NO               0.18
                                                                 CANAL + DA           NO               0.22
                                                                 CARSEY WERNER
                                                                 DISTRIBUTION, INC.   NO               0.27
                                                                 CBS BROADCAST
                                                                 INTERNATIONAL        NO               1.61
                                                                 CDC UNITED
                                                                 NETWORK              NO               0.09
                                                                 CINAR FILMS, INC.    NO               0.32
                                                                 COCHRAN ENTER-
                                                                 TAINMENT INT.        NO               0.25
                                                                 CONSTELLATION
                                                                 PICTURES, INC.       NO               1.46
                                                                 CROWN MEDIA
                                                                 DISTRIBUTION         NO               0.42
                                                                 DREAMWORKS           NO               1.55
                                                                 EVERGREEN ENTER-
                                                                 TAINMENT GLOBAL      NO               0.08
                                                                 FIREWORKS INTER-
                                                                 NATIONAL             NO               0.32
                                                                 FREMANTLE INTER-
                                                                 NATIONAL DISTRI-
                                                                 BUTION, LTD.         NO               0.16
                                                                 GLOBAL PROGRA-
                                                                 MMING NETWORK        NO               0.20
                                                                 GMD GLOBAL
                                                                 MEDIA DISTRIBU-
                                                                 TIONS                NO               0.75
                                                                 HALLMARK ENTER-
                                                                 TAINMENT DISTRI-
                                                                 BUTIONS              NO               0.19
                                                                 HARMONY GOLD
                                                                 USA, INC.            NO               0.11
                                                                 HASBRO INTERNA-
                                                                 TIONAL, INC.         NO               0.09
                                                                 HEARTS ENTER-
                                                                 TAINMENT, INC.       NO               0.44
                                                                 HIGHPOINT PRODUC-
                                                                 TIONS, INC.          NO               0.30
                                                                 HIT ENTERTAIN-
                                                                 MENT PLC.            NO               0.23
                                                                 INDEPENDENT
                                                                 INTERNATIONAL
                                                                 T.V. INC.            NO               2.89
                                                                 ITSY BITSY
                                                                 ENTERTAINMENT        NO               0.93
                                                                 KUSHNER-LOCKE
                                                                 INTERNATIONAL        NO               0.32
                                                                 MGM/UA TELECOM-
                                                                 MUNICATIONS, INC.    NO               2.36
                                                                 MORGAN CREEK
                                                                 INTERNATIONAL        NO               0.15
                                                                 MTV NETWORKS A
                                                                 DIVISION OF VIACOM
                                                                 INT.                 NO               1.04
                                                                 MULTIMEDIA GROUP
                                                                 OF CANADA            NO               0.18
                                                                 NBC INTERNATIONAL    NO               0.08
                                                                 NELVANA INTER-
                                                                 NATIONAL             NO               0.83
                                                                 NEW LATIN IMAGE
                                                                 CORPORATION          NO               0.04
                                                                 NU IMAGE INCORPO-
                                                                 RATED                NO               0.14
                                                                 PARAMOUNT
                                                                 PICTURES, CORP.      NO               4.99
                                                                 POKEMON USA,
                                                                 INC.                 NO               0.10
                                                                 POLYGRAM TELE-
                                                                 VISION INTERNA-
                                                                 TIONAL               NO               0.11
                                                                 PROTELE, INC.        NO               3.97
                                                                 RCN TELEVISION,
                                                                 S.A.                 NO               3.37
                                                                 REPRESENTA-
                                                                 CIONES DE TELE-
                                                                 VISION               NO               0.35
                                                                 ROSE ENTERTAIN-
                                                                 MENT, INC.           NO               0.36
                                                                 RYSHER ENTER-
                                                                 TAINMENT, INC.       NO               0.38
                                                                 SALSA
                                                                 DISTRIBUTION         NO               0.26
                                                                 SALSA ENTER-
                                                                 TAINMENT, INC.       NO               2.09
                                                                 SONY CORPORA-
                                                                 TION OF AMERICA      NO               7.52
                                                                 STUDIO CANAL
                                                                 IMAGE                NO               0.70
                                                                 SUNBOW ENTER-
                                                                 TAINMENT             NO               0.14
                                                                 TELEVISION FILM
                                                                 DISTRIBUTION         NO               0.37
                                                                 TELEVIX ENTER-
                                                                 TAINMENT             NO               0.15
                                                                 TEPUY USA COR-
                                                                 PORATION             NO               0.93
                                                                 TOEI ANIMATION
                                                                 CO., LTD             NO               0.53
                                                                 TOP ENTERTAINMENT
                                                                 PRODUCTS, INC.       NO               0.15
                                                                 TRIMARK TELEVISION   NO               0.12
                                                                 TWENTIETH CEN-
                                                                 TURY FOX, INC.       NO               6.05
                                                                 UNIVERSAL STUDIOS
                                                                 INTERNATIONAL, B.V.  NO              11.93
                                                                 VENTURA FILM
                                                                 DISTRIBUTORS BV      NO               0.92
                                                                 WARNER BROS.
                                                                 INTERNATIONAL
                                                                 TELEVISION           NO              13.60
                                                                 WHILAND COMPANY      NO               2.96
                                                                 WORDLDIVISION
                                                                 ENTERPRISES, INC.    NO               1.94
                                                                 XYSTUS, LLC.         NO               0.73
                                                                 OTHER                                 0.77
COAXIAL CABLE RG
MAYA 60                 NACIONAL DE
                        CONDUCTORES,
                        S.A. DE C.V.                                                                  13.28
SINGLE  TELEGRIP        CORPODISENO DE
                        HERRAJES, S.A.                                                                 0.02
IDENTIFICATION PLAQUE   RIVANDI, S.A. DE C.V.                                                          0.11
                                              CABLEMODEMS        MOTOROLA, INC.       NO               0.61
                                              HILTI  BOLT        HILTI  MEXICANA,
                                                                 S.A. DE C.V.         NO               0.06
                                              SWITCH             CABLENETWORK
                                                                 MEXICO               NO               0.03
                                              SWITCH             DISTRIBUIDORA Y
                                                                 COMERCIALIZADORA     YES              0.15
                                              TWO OUTLET DEVICE  TVC CORPORATION      YES              0.05
                                              AC 200
                                              DECODER            MOTOROLA, INC.       NO              48.52
COUCHE PAPER            PAPELERA MOHGA
                        BBA, S.A.                                                                      0.34
                        SUMINISTROS Y
                        SERVICIOS BROM                                                                 0.42
                        REPRESENTACIONES
                        MREAL                                                                          0.03
                        PRODUCTORA
                        COMERCIALIZA
                        DORA Y EDITORA                                                                 1.04
                        ROOSSEVELT PAPEL                                                               0.18
                        OFFSET MULTICO-
                        LOR, S.A.                                                                      3.26
                        PROCESOS INDUS-
                        TRIALES DE PAPEL                                                               0.37
                        IMPRESOS MOINO,                                                                0.24
                        BULKLEY DUNTON                                                                 1.28
                        KIMBERLY CLARK                                                                 0.30
                        PAPEL, S.A.                                                                    0.24
                                              COUCHE PAPER       STORAM ENSON         YES              7.16
                                                                 BULKLEY DUNKE        YES              6.01
                                                                 M REAL               YES              1.33
                                                                 MYLLLIKOSKI          YES
                                                                 PAPEL                                 3.03
                                                                 TEMBEC, INC.         YES              0.27
                                                                 BULKLEY DUNTON       YES             11.90
                                                                 FINNIPAP             YES              6.77
                                                                 WEB SOURCE           YES              0.17
                                                                 BOWATER, INC.        YES              0.97
                                                                 NORKE CANADA         YES              0.44
PAPER AND IMPRESSION    PRODUCTORA CO-
                        MERCIALIZADORA Y
                        EDITORES DE LI-
                        BROS, S.A. DE C.V.                                                            13.14
                        OFFSET
                        MULTICOLOR                                                                    21.40
                        IMPRESOS MOINO                                                                 1.07
                        PROCESOS IND
                        DE PAPEL, S.A.                                                                 2.15
                        LABORATORIO LITO-
                        COLOR, S.A.                                                                    0.06
                        SERVICIOS PROFE-
                        SIONALES, S.A.                                                                 0.43
                        FOTORAMA DE
                        MEXICO, S.A.                                                                   0.61
                        GRAFICA LA
                        PRENSA, S.A.                                                                   0.16
                                              PAPER AND          QUEBECOR
                                              IMPRESSION         CHILE, S.A.          YES              2.36
                                                                 QUEBECOR
                                                                 WORLD, INC.          YES              0.04
                                                                 GRUPO OP GRAFICAS
                                                                 S.A.                 YES              0.35
                                                                 PRINTER COLOMBIA-
                                                                 NA, S.A.             YES              0.47
                                                                 ST. IVES, INC.       YES              5.95
                                                                 BEST LITHO           YES              0.29
                                                                 EDITORES, S.A.       YES              0.11
                                                                 RR DONELLY           YES              2.04
                                                                 QUAD GRAPHICS        YES              1.64
                                                                 PRO-OFFSET EDI-
                                                                 TORIAL, LTDA.        YES              0.03

------------------------------------------------------------------------------------------------------------


                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                             QUARTER:   4                 YEAR:   2004
GRUPO TELEVISA, S.A.

                                    SALES DISTRIBUTION BY PRODUCT
                                              ANNEX 11
                                           DOMESTIC SALES
                                                                                        CONSOLIDATED
AUDITED INFORMATION                                                                   FINAL PRINTING
----------------------------------------------------------------------------------------------------
                                                TOTAL PRODUCTION         NET SALES
                                             --------------------------------------------   MARKET
                MAIN PRODUCTS                  VOLUME      AMOUNT      VOLUME    AMOUNT      SHARE
                                                                                              (%)
---------------------------------------------------------------------------------------------------
INTERSEGMENT ELIMINATIONS                                                         (723,775)
TELEVISION:
-----------
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC) 110.000
ADVERTISED TIME SOLD (HALF HOURS)                                           8   16,448,208














OTHER INCOME                                                                        94,125
PROGRAMMING FOR PAY TELEVISION:
------------------------------
SALE OF SIGNALS                                                                    586,909
ADVERTISED TIME SOLD                                                               105,101
PUBLISHING:
----------
MAGAZINE CIRCULATION                             126,751   1,165,879   56,009      679,615









PUBLISHING                                                                         670,091
PUBLISHING DISTRIBUTION:                                               15,314      404,682
------------------------





SKY MEXICO
----------
DTH BROADCAST SATELLITE
VIA SATELITE                                                                     3,428,274
PAY PER VIEW                                                                       161,696
CHANNEL COMMERCIALIZATION                                                           46,976
CABLE TELEVISION:
----------------
ANALOGIC AND DIGITAL SERVICE                                                     1,051,728
SERVICE INSTALLATION                                                                22,789
PAY PER VIEW                                                                         1,534
CHANNEL COMMERCIALIZATION                                                           34,449
OTHER                                                                               17,424








RADIO:
ADVERTISED TIME SOLD                                                               295,766









OTHER BUSINESSES:
-----------------
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                                    633,563





SPECIAL EVENTS AND SHOW PROMOTION                                                  558,597


NATIONWIDE PAGING SERVICE                                                          143,687











INTERNET SERVICES                                                                  141,830




----------------------------------------------------------------------------------------------------
TOTAL                                                      1,165,879            24,803,269
----------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                                              MAIN
                                             ---------------------------------------------------------------------------------------
                MAIN PRODUCTS                      TRADEMARKS                                 CUSTOMERS

------------------------------------------------------------------------------------------------------------------------------------
INTERSEGMENT ELIMINATIONS
TELEVISION:
-----------
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)
ADVERTISED TIME SOLD (HALF HOURS)                                         COMPANIA PROCTER & GAMBLE DE MEXICO, S. DE R.L. DE C.V.
                                                                          THE COCA-COLA EXPORT CORPORATION
                                                                          UNILEVER DE MEXICO, S. DE R.L. DE C.V.
                                                                          SABRITAS, S. DE R.L. DE C.V.
                                                                          BIMBO, S.A. DE C.V.
                                                                          PEPSI COLA MEXICANA, S. DE R.L. DE C.V.
                                                                          CERVECERIA CUAUHTEMOC MOCTEZUMA. S.A. DE C.V.
                                                                          TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                          DANONE DE MEXICO, S.A. DE C.V.
                                                                          NESTLE MEXICO, S.A. DE C.V.
                                                                          KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                          COMPANIA CERVECERA DE ZACATECAS, S.A DE C.V.
                                                                          BANCO NACIONAL DE MEXICO, S.A.
                                                                          BARCEL, S.A. DE C.V.
                                                                          FRABEL, S.A. DE C.V.
OTHER INCOME
PROGRAMMING FOR PAY TELEVISION:
-------------------------------
SALE OF SIGNALS
ADVERTISED TIME SOLD
PUBLISHING:
----------
MAGAZINE CIRCULATION                         TV Y NOVELAS MAGAZINE,       GENERAL PUBLIC (AUDIENCE)
                                             TELEGUIA MAGAZINE,           DEALERS
                                             VANIDADES MAGAZINE           COMMERCIAL CENTERS (MALLS)
                                             COSMOPOLITAN MAGAZINE
                                             BIOGRAPHICAL BOOKS
                                             SOCCERMANIA MAGAZINE
                                             TU MAGAZINE
                                             MEN'S HEALTH MAGAZINE
                                             CARAS MAGAZINE
                                             MUY INTERESANTE MAGAZINE
PUBLISHING                                                                VARIOUS
PUBLISHING DISTRIBUTION:                     MAGAZINE:
------------------------
                                             "MAESTRA PREESCOLAR"
                                             "EL EGIPTO DE LOS FARAONES"
                                             "FABULA DISNEY"
                                             "REVISTA DEL COSUMIDOR"
                                             "ENTREPRENEUR"
SKY MEXICO
----------
DTH BROADCAST SATELLITE
VIA SATELITE                                 SKY                          GENERAL PUBLIC
PAY PER VIEW
CHANNEL COMMERCIALIZATION
CABLE TELEVISION:
----------------
ANALOGIC AND DIGITAL SERVICE                                              GENERAL PUBLIC
SERVICE INSTALLATION                                                      OPERADORA MEGACABLE, S.A. DE C.V.
PAY PER VIEW                                                              T.V. CABLE, S.A. DE C.V.
CHANNEL COMMERCIALIZATION                                                 ENFASYS DIGITAL, S.A DE C.V.
OTHER                                                                     TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                          PRODUCCIONES INFOVISION, S.A. DE C.V.
                                                                          UNILIVER DE MEXICO, S.A. DE C.V.
                                                                          CADBURY ADAMS DE MEXICO, S DE R.L. DE C.V.
                                                                          KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                          BANCO NACIONAL DE MEXICO, S.A.
                                                                          ARENA COMMUNICATIONS, S.A. DE C.V.
                                                                          BAYER DE MEXICO, S.A. DE C.V.
                                                                          NESTLE  MEXICO, S.A. DE C.V.
RADIO:
-----
ADVERTISED TIME SOLD                                                      CERVECERIA MODELO, S.A. DE C.V.
                                                                          ARENA COMMUNICATIONS, S.A. DE C.V.
                                                                          PROPIMEX, S.A. DE C.V.
                                                                          PEGASO PCS, S.A. DE C.V.
                                                                          GIGANTE, S.A. DE C.V.
                                                                          INDUSTRIAS VINICOLAS PEDRO DOMEQ, S.A. DE C.V.
                                                                          TIENDAS COMERCIAL MEXICANA, S.A. DE C.V.
                                                                          GENERAL MOTORS DE MEXICO, S. DE R.L. DE C.V.
                                                                          BBVA BANCOMER, S.A.
                                                                          UNILEVER DE MEXICO, S. DE R.L. DE C.V.
OTHER BUSINESSES:
-----------------
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                           CINEMAS DE LA REPUBLICA, S.A. DE C.V.
                                                                          CINEMEX, S.A. DE C.V.
                                                                          CINEMARK DE MEXICO, S.A. DE C.V.
                                                                          CINEPOLIS DEL PAIS, S.A. DE C.V.
                                                                          MULTIMEDIOS CINEMAS, S.A. DE C.V.
                                                                          GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION            AMERICA                      GENERAL PUBLIC (AUDIENCE)
                                             NECAXA                       FEDERACION MEXICANA DE FUTBOL, A.C.
                                             REAL SAN LUIS
NATIONWIDE PAGING SERVICE                    SKYTEL                       FERROCARRIL MEXICANO, S.A. DE C.V.
                                                                          BANCO NACIONAL DE MEXICO, S.A.
                                                                          HEWLETT PACKARD DE MEXICO, S. DE R.L. DE C.V.
                                                                          COMISION FEDERAL DE ELECTRICIDAD
                                                                          EDS DE MEXICO, S.A. DE C.V.
                                                                          AVANTEL, S.A.
                                                                          FERROSUR, S.A. DE C.V.
                                                                          SECRETARIA DE GOBERNACION
                                                                          SCHERING PLOUGH, S.A. DE C.V.
                                                                          BBVA BANCOMER, S.A.
                                                                          GRUPO NACIONAL PROVINCIAL, S.A.
                                                                          I.B.M. DE MEXICO, S.A.
INTERNET SERVICES                            ESMAS.COM                    MEDIA CONTACTS, S.A. DE C.V.
                                                                          TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                          RADIOMOVIL DIPSA, S.A. DE C.V.
                                                                          NESTLE MEXICO, S.A. DE C.V.

------------------------------------------------------------------------------------------------------------------------------------
TOTAL
------------------------------------------------------------------------------------------------------------------------------------

                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                             QUARTER:   4                 YEAR:   2004
GRUPO TELEVISA, S.A.

                                    SALES DISTRIBUTION BY PRODUCT

                                             ANNEX 11A
                                           FOREIGN SALES
                                                                                        CONSOLIDATED
AUDITED INFORMATION                                                                   FINAL PRINTING
-------------------------------------------------------------------------------------------------------------------
                                        TOTAL PRODUCTION         NET SALES
                                      --------------------------------------------
                MAIN PRODUCTS          VOLUME     AMOUNT     VOLUME        AMOUNT           DESTINATION

-------------------------------------------------------------------------------------------------------------------
INTERSEGMENT ELIMINATIONS                                                   (7,505)
TELEVISION BROADCASTING:
-----------------------
ADVERTISING TIME SOLD                                                      468,209    UNITED STATES OF AMERICA





OTHER INCOME                                                                91,400    UNITED STATES OF AMERICA
PROGRAMMING FOR PAY TELEVISION:
------------------------------
SALES OF SIGNALS                                                           108,774    SPAIN
                                                                                      ARGENTINA
                                                                                      CHILE
                                                                                      GUATEMALA
PROGRAM LICENSING:                                                                    COLOMBIA
------------------
PROGRAMMING AND ROYALTIES                                                1,917,307    UNITED STATES OF AMERICA
                                                                                      CENTRAL AMERICA
                                                                                      CARIBBEAN
                                                                                      EUROPE
                                                                                      SOUTH AMERICA
                                                                                      AFRICA
                                                                                      ASIA



PUBLISHING:
-----------
MAGAZINE CIRCULATION, BOOKS AND
ADVERTISING                                                  26,504        409,328    GUATEMALA AND COSTA RICA
                                                                                      UNITED STATES OF AMERICA
                                                                                      PANAMA
                                                                                      SOUTH AMERICA
                                                                                      CENTRAL AMERICA
PUBLISHING                                                                 334,331
PUBLISHING DISTRIBUTION:                                     17,089      1,169,297    PANAMA
------------------------
                                                                                      SOUTH AMERICA



OTHER BUSINESSES:
----------------
DISTRIBUTION OF FILM MOVIES                                                 19,843


-------------------------------------------------------------------------------------------------------------------
TOTAL                                                                    4,510,984
-------------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------------------
                                                                        MAIN
                                              ------------------------------------------------------------------------
          MAIN PRODUCTS                       TRADEMARKS                            CUSTOMERS

----------------------------------------------------------------------------------------------------------------------
INTERSEGMENT ELIMINATIONS
TELEVISION BROADCASTING:
-----------------------
ADVERTISING TIME SOLD                                                         CPIF VENTURE, INC.
                                                                              POWERCORP UK LIMITED
                                                                              VENEVISION INTERNATIONAL, LLC.
                                                                              MASTER CARD INTERNATIONAL, INC.
                                                                              TELEMUNDO OF PUERTO RICO INC.
                                                                              T.V. SBT CANAL 4 DE SAO PAULO, S.A.
OTHER INCOME
PROGRAMMING FOR PAY TELEVISION:
-------------------------------
SALES OF SIGNALS



PROGRAM LICENSING:
-----------------
PROGRAMMING AND ROYALTIES                     TELEVISA                        MCCANN ERICKSON, INC.
                                              TELEVISA                        MINDSHARE
                                              TELEVISA                        SAATCHI & SAATCHI
                                              TELEVISA                        RUBIN POSTAER & ASSOCIATES
                                              TELEVISA                        CARAT, INC.
                                              TELEVISA                        HORIZON MEDIA, INC.
                                              TELEVISA                        BBD&O
                                                                              INITIATIVE MEDIA, INC.
                                                                              GSD&M ADVERTISING
                                                                              TBWA CHIAT
PUBLISHING:
-----------
MAGAZINE CIRCULATION, BOOKS AND
ADVERTISING                                   T.V. Y NOVELAS MAGAZINE         GENERAL PUBLIC (AUDIENCE)
                                              BIOGRAPHICAL BOOKS              DEALERS
                                              VANIDADES MAGAZINE
                                              COSMOPOLITAN MAGAZINE
                                              TU  MAGAZINE
PUBLISHING
PUBLISHING DISTRIBUTION:                      BARNEY MEGAZINE                 GENERAL PUBLIC (AUDIENCE)
------------------------
                                              FUTBOL TOTAL MEGAZINE
                                              ARMONIA LA NAVIDAD MAGAZINE
                                              HECHO EN CASA MAGAZINE
                                              DIGIMON MAGAZINE
OTHER BUSINESSES:
----------------
DISTRIBUTION OF FILM MOVIES



----------------------------------------------------------------------------------------------------------------------
TOTAL
----------------------------------------------------------------------------------------------------------------------


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA           QUARTER:      4         YEAR:  2004
GRUPO TELEVISA, S.A.

             PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE


                                  ANNEX 13
                                                               CONSOLIDATED
AUDITED INFORMATION                                          FINAL PRINTING
--------------------------------------------------------------------------------


MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A. AND ITS SUBSIDIARIES AT DECEMBER 31, 2004, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION                               AUTHORIZED AMOUNT          EXERCISED AMOUNT      PROGRESS %
-----------                               -----------------          ----------------      ----------

U.S. DOLLAR-DENOMINATED PROJECTS:
--------------------------------
DIGITALIZATION OF THE CABLE
  TELEVISION NETWORK                      U.S.$       95.0           U.S.$     50.1            53%

INFORMATION TECHNOLOGY
  PROJECTS OF CABLE TELEVISION                        13.5                     12.1            90%

TECHNICAL EQUIPMENT FOR
  T.V.  STATIONS                                      14.8                     11.3            76%

INFORMATION TECHNOLOGY
  PROJECTS                                             9.1                      8.2            90%

SKY MEXICO PROJECTS                                   61.7                      7.9            13%

MEXICAN PESO-DENOMINATED PROJECTS:
---------------------------------

INFORMATION TECHNOLOGY
  PROJECTS                                PS.         33.3           PS.        2.8             8%


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                     QUARTER:   4     YEAR:   2004
GRUPO TELEVISA, S.A.

    INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

                                ANNEX 14                          CONSOLIDATED
AUDITED INFORMATION                                             FINAL PRINTING
------------------------------------------------------------------------------

     MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

     ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO MEXICAN GAAP, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE OTHER COMPREHENSIVE INCOME OR LOSS. FINANCIAL STATEMENTS OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN GAAP AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

     EFFECTIVE MARCH, 2002, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS SENIOR NOTES DUE 2011 AND 2032 FOR AN AGGREGATE AMOUNT OF U.S.$600 MILLION (PS.6,689,400). CONSEQUENTLY, BEGINNING MARCH 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN SHARES OF UNIVISION, IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS).

     THE GROUP'S FINANCIAL STATEMENTS FOR DECEMBER 31, 2003, HAVE BEEN RESTATED TO MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2004, BY USING A RESTATEMENT FACTOR DERIVED FROM THE CHANGE IN THE NCPI, WHICH FOR 2003 WAS 1.0519. HAD THE ALTERNATIVE WEIGHTED AVERAGE FACTOR ALLOWED UNDER MEXICAN GAAP BEEN APPLIED TO RESTATE THE GROUP'S FINANCIAL STATEMENTS FOR DECEMBER 31, 2003, WHICH INCLUDED THE RESULTS OF MEXICAN AND NON-MEXICAN SUBSIDIARIES, THE RESTATEMENT FACTOR FOR DECEMBER 2003 WOULD HAVE BEEN 1.0546.

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             -----------------------------
                                                    (Registrant)

Dated:  May 6, 2005                       By /s/ Jorge Lutteroth Echegoyen
                                             ------------------------------
                                             Name: Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President